UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE
       SECURITIES EXCHANGE ACT OF 1934,OR

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934, For the fiscal period ended **AUGUST 31, 2002,** OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
              SECURITIES EXCHANGE ACT 1934, For the transition period from
              _____ to _____

Commission File Number - 000-31070

RESIN SYSTEMS INC.
(Exact name of Registrant as specified in its charter)

NOT APPLICABLE
(Translation of Registrant's Name into English)

ALBERTA, CANADA
(Jurisdiction of incorporation or organization)

14604 - 115A AVENUE, EDMONTON, ALBERTA, CANADA, T5M 3C5
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the
Act:

(Title of Each Class)	(Name of Each Exchange on Which Registered)
NONE	**NONE**

Securities registered or to be registered pursuant to Section 12 (g) of the
Act:
COMMON SHARES, WITHOUT PAR VALUE

Securities for which there is a reporting obligation pursuant to Section
15(d) of the Act:
NONE

        Indicate the number of outstanding shares of each of the Company's
classes of capital or common stock as of the close of the period covered by
the Annual Report. 33,713,085

        Indicate by check mark whether the registrant (1) has filed all
reports required to be filed by Section 13 or 15(d) of the Securities
Exchange Act of 1934 during the preceding 12 months (or for such shorter
period that the registrant was required to file such reports), and
(2) has been subject to such filing requirements for the past 90
days.   Yes ____ No_X_

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 X   Item 18

TABLE OF CONTENTS

GLOSSARY

THE FOLLOWING ARE CERTAIN DEFINITIONS OF TERMS USED HEREIN:

"CFA"   Means the Composite Fabricators Association, the world's largest trade association serving the reinforced plastics or "composites" industry.

"Composites"   Means a manufacturing or building material comprised of reinforced fibre, usually fibreglass, in a polymer matrix. The polymer matrix is typically a thermoset resin such as polyester , vinyl ester or epoxy or a thermoplastic. Fillers and additives are often added to the matrix for specific applications.

"Fiberglass"   Means various forms (rovings, mats, veils) of chemically treated glass reinforcements used in composites.

"Filament winding"   Means a composite manufacturing process in which glass roving reinforcements are wound in precise and repeated patterns. It is the prevalent method for making "hollow" parts, such as chemical resistant piping, scuba tanks, and light standards.

"HAP" or "HAPs"   Means Hazardous Air Pollutants as defined by EPA regulation.

"Major Transaction"   Means a transaction whereby a junior capital pool company, listed on the ASE:

(i) issues securities representing more than 25 percent of its securities issued and outstanding immediately prior to the issuance, in consideration for the acquisition of significant assets,

(ii) enters into an arrangement, amalgamation, merger or reorganization with another issuer with significant assets, whereby the ratio of securities which are distributed to the two sets of security holders results in the security holders of the other issuer acquiring control of the resulting entity, or

(iii) otherwise acquires significant assets.

"Open moulding process" Means a general term for a resin moulding process that does not utilize pressure in the forming process, and is often referred to as a "hand lay up" or lamination process as layers of resin and reinforcements are repeatedly applied to a die during the formation process.

"Polyester" Means a class of thermoset resins which combines alkyd resins with a monomer, such as styrene. Polyester resins are widely used by the composite industry due to their low cost, but do not deliver high end properties or performance.

"Polyurethane" Means a class of thermosetting resins created by reacting disocyanurates with polyols, polyamides, alkyd polymers or polyether polymers. Polyurethanes are best known in the form of sound and heat insulating foams, but can also produce solid matrices, as in composite resins.

"Pultrusion" Means a continuous filament-reinforced plastic (FRP) manufacturing process used to produce highly reinforced plastic structural shapes. The reinforced material (glass fiber) is pulled through a guide plate that positions the material correctly in the final product. Once aligned, the materials are passed through a resin impregnation chamber, which contains the resin solution. The curing of the product (changing from a wet saturated reinforcement to a solid part).

"Resin" Means a reactive blend of chemicals (epoxy,

polyester, urethane, acrylic) that binds to the reinforcing glass "fiberglass" and gives the finished composite part of its dimensional shape and mechanical properties.

"Related Party" or "Related Parties" Means, with respect to any person or company, a promoter, officer, director of other insider of that person or company and associates or affiliates of those persons or companies.

"**Thermo-plastics**" Means general "household" plastics such as polyethylene and acrylic that may be heated and formed into an object and, unlike thermoset resins, can be reheated and returned to a liquid state. As a result thermoplastics do not share the high performance characteristics of thermoset resins.

"Uni-Seal USA" Means Uni-Seal USA, Ltd., a corporation incorporated under the laws of the State of Wisconsin, U.S., 100% of whose voting securities are owned by the Corporation.

"Urethane" Means any one of a myriad of components known for their abrasion and impact resistance (see "polyurethane" above).

"Version" Means the trade name of the resin systems RSI has developed.

"VOC" Means Volatile Organic Compounds, being chemical substances thought to be carcinogenic. And includes styrene. Traditional polyester resins contain 25% to 50% styrene which is an HAP.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements," including without limitation statements containing the words "believes", "anticipates", "intends", "expects" and words of similar import, as well as all projections of future results. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward looking statements. Such factors include, but are not limited to the following: our lack of revenues and unpredictability of future revenues; our future capital requirements; competition from established competitors with greater resources; the uncertainty of developing a market; our reliance on third parties to supply raw materials; the risks associated with rapidly changing technology; intellectual property risks; and the other risks and uncertainties as are more fully described in "Item 3 - Key Information -Risk Factors". Any forward-looking statement speaks only as of the date of this Annual Report on Form 20-F, and, except as provided by law, undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of an unanticipated event.

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
     Not applicable.

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.

ITEM 3   KEY INFORMATION
A.   SELECTED FINANCIAL INFORMATION

The following selected consolidated financial data prepared in accordance with Canadian generally accepted accounting principles [Cdn GAAP], for the years ended August 31, 2002, 2001, 2000, 1999 and 1998 are derived from the Audited Consolidated Financial Statements for those periods indicated and should be read in conjunction with those financial statements.

In connection with our reverse acquisition of Summerwood Industries Inc. in 1998, the Alberta Securities Commission did not require the presentation of predecessor financial data. Although we have provided the required financial information for the previous year ended August 1998, this information has not been reconciled to US GAAP, as such reconciliation could not now be provided without unreasonable effort and expense.

| | Fiscal years ended August 31 (audited) | | | | |
	2002	2001	2000	1999	1998
According to Cdn GAAP					
Revenue	$343,257	$269,235	$665,573	$1,163,797	$943,014
Cost of sales	216,782	145,679	514,768	740,909	589,871
Net Revenue	126,475	123,556	150,805	422,888	353,143
Income (loss) from continuing operations before extraordinary and unusual items	(1,705,947)	(1,787,765)	(1,323,046)	(2,216,465)	(672,397)
Income (loss) from continuing operations per share before extraordinary item	(0.09)	(0.11)	(0.10)	(0.19)	(0.07)
Net income (loss)	(1,717,968)	(2,605,949)	(2,671,660)	(2,216,465)	(672,397)
Net income (loss) per share	(0.09)	(0.17)	(0.21)	(0.19)	(0.07)

	Fiscal years ended August 31 (audited)				
	2002	2001	2000	1999	1998
According to Cdn GAAP					
Total Assets	$1,321,921	$1,022,145	$1,957,178	$4,163,129	$3,867,414
Net assets	1,100,148	515,787	1,471,980	3,756,007	1,808,675
Capital stock	11,384,507	9,082,178	7,432,422	7,044,789	4,398,375
Weighted average number of shares (adjusted to reflect changes in capital)	19,369,745	15,789,640	12,806,962	11,550,326	9,110,365
Dividends	--	--	--	--	--

Notes:

1. Loss per common share has been calculated based on the
   weighted average number of shares outstanding during the
   period. Fully diluted loss per common share has not been
   presented since the exercise of stock options and warrants
   would be anti-dilutive for all periods.

2. In January 2001, The Canadian Institute of Chartered
   Accountants issued new requirements under Handbook Section
   3500, Earnings Per Share. The standard required a change
   from the imputed interest method of presenting earnings
   per share to the treasury stock method of presentation for
   earnings per share. Under the treasury stock method, the
   objective is to provide a measure of the interests of each
   common share in the performance of an enterprise for the
   reporting period. We have adopted Section 3500 and
   applied it on a retroactive basis. Under the new
   standard, the 9,699,560 common shares held in escrow are
   not considered outstanding and are only included in the
   calculation of basic earnings per share when all the
   necessary conditions for their issuance have been
   satisfied.

The application of U.S. GAAP would have the following effect on our net loss reported under Canadian GAAP except for year ended August 31, 1998 as such reconciliation could not now be provided without unreasonable effort and expense.

	Fiscal years ended August 31 (audited)			
	2002	2001	2000	1999
According to U.S. GAAP				
Revenue	$343,257	$269,235	$665,573	$1,163,797
Cost of sales	216,782	145,679	514,768	740,909
Net Revenue	126,475	123,556	150,805	422,888
Net income (loss)[3]	(1,780,707)	(1,944,278)	(1,749,735)	(6,002,324)
Net income (loss) per share [3]	(0.09)	(0.12)	(0.14)	(0.52)

	Fiscal years ended August 31 (audited)			
	2002	2001	2000	1999
According to U.S. GAAP				
Total Assets	$ 1,449,627	$1,035,675	$1,282,266	$2,397,679
Net assets	1,043,979	529,317	797,068	1,990,190
Capital stock	17,185,828	14,890,459	13,213,932	12,657,319
Weighted average Number of shares (adjusted to reflect changes in capital)	19,369,745	15,789,640	12,806,962	11,550,326
Dividends	--	--	--	--

Notes:

   (3) The application of U.S. GAAP reported above is the combination of the following items for the following years:

	Fiscal years ended August 31 (audited)			
	2002	2001	2000	1999
Net loss per Cdn GAAP	$(1,717,968)	$(2,605,949)	$(2,671,660)	$(2,216,465)
Intangible assets, net of related amortization	13,241	689,561	1,062,648	209,440
Stock granted to employee	(5,833)	--	(78,000)	(26,000)
Stock options granted to employees and directors	--	(15,412)	(25,288)	(3,075,000)
Stock options granted to consultants	(70,147)	(12,478)	(37,435)	(894,299)
Net loss per U. S. GAAP	(1,780,707)	(1,944,278)	(1,749,735)	(6,002,324)
Total assets Cdn GAAP	$ 1,321,921	$1,022,145	$1,957,178	$4,163,129
Less intangible assets	--	(13,241)	(702,802)	(1,765,450)
Deferred compensation	127,706	26,771	27,890	--
Total assets U.S. GAAP	1,449,627	1,035,675	1,282,266	2,397,679
Net assets Cdn GAAP	$1,100,148	$515,787	$1,471,980	$3,756,007
Less Intangible assets	--	(13,241)	(702,802)	(1,765,450)
Current liabilities	(183,875)	--	--	--
Add Deferred compensation	127,706	26,771	27,890	(367)
Net assets U.S. GAAP	$ 1,043,979	$529,317	$797,068	$1,990,190

Currency and Exchange Rates

Financial information in this report is expressed in Canadian dollars, unless otherwise noted. References to "Cdn$" or "$" are to Canadian dollars. Since June 1, 1970, the Canadian government has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the U.S. dollar. The following table sets forth, for the period indicated, the high and low exchange rates, the average of the month-end exchange rates for each of the last six months, and for the last five fiscal year ends. Average rates for each period were calculated by using the average of the exchange rates on the last day of each month during the period. These rates are based on the exchange rate of the Canadian dollar in exchange for the United States dollars, based upon the inverse of exchange rates reported by the Federal Reserve Bank of New York at the noon buying rates in New York City for cable transfers payable in the Canadian dollars as certified for custom purposes.

	Average Rate	High	Low	Period End
Year Ended:				
August 31, 1998	1.4990	1.5963	1.5523	1.5745
August 31, 1999	1.5054	1.5432	1.4440	1.4965
August 31, 2000	1.4697	1.4977	1.4440	1.4805
August 31, 2001	1.5381	1.5784	1.4995	1.5478
August 31, 2002	1.5721	1.6128	1.5108	1.5585
Month Ended:				
February 28, 2002	1.6049	1.5961	1.6112	1.5885
March 31, 2002	1.5871	1.5958	1.5767	1.5958
April 30, 2002	1.5815	1.5995	1.5632	1.5681
May 31, 2002	1.5502	1.5708	1.5275	1.5275
June 30, 2002	1.5318	1.5499	1.5108	1.5190
July 31, 2002	1.5456	1.5880	1.5145	1.5845
August 31, 2002	1.5694	1.5963	1.5523	1.5585
September 30, 2002	1.5863	1.5761	1.5863	1.5545
October 31, 2002	1.5610	1.5780	1.5943	1.5607
November 30, 2002	1.5658	1.5715	1.5903	1.5528
December 31, 2002	1.5800	1.5592	1.5800	1.5478
January 31, 2003	1.5286	1.5415	1.5750	1.5220

B.   CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D. RISK FACTORS

Much of the information included in this document includes or is based upon estimates, projections or other "forward-looking statements." Such forward-looking statements include any projections or estimates made by management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other suggestions of future performance herein.

Such estimates, projections or other "forward-looking statements" involve various risks and uncertainties, as outlined below. We caution the reader that, in some cases, important factors have affected, and in the future could materially affect, actual results and may cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward-looking statements."

Our common shares may be considered speculative and prospective investors should consider carefully the risk factors set out below.

Our independent auditors raise substantial doubt about our ability to continue as a going concern.

The financial statements comprising part of this Annual Report have been prepared on a "Going Concern Basis," which is described more fully in note 1 of the financial statements. Our auditors in accordance with Canadian GAAP, and based upon key factors listed herein, insist on such a note in the financial statements, and management concurs. Our audit report includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern.

The application of "going concern" is dependent on our ability to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future. To date we have not recorded a profit from operations, and have derived virtually all of our working capital through the sale of our securities. We have experienced erratic revenue trends over the course of our history and, at times, deficiencies in working capital.

Other factors elaborated in this document, make it prudent that this disclosure be included. These factors include: the need for additional financing for operating, developing, marketing and other business related matters for which no assurance can be given; our inability to raise capital at prices acceptable to us; the dependency on third party supply and transportation systems; possible infringement by third parties on our intellectual property; the length of time necessary for the implementation of cycles for potential customers; possibility of government regulations adverse to our business; the level and strength of competition; the need for continued research and development; unexpected product deficiencies, as well as, overall economic and market conditions.

It may be difficult to enforce a U.S. judgment against us and any of our officers and directors or to assert U.S. securities laws claims in Canada or serve process on our officers and directors.

With the exception of one director, Resin Systems, our officers, directors and auditors are all residents of Canada, and substantially all of our assets are or may be located outside of the United States. As a result, it may be difficult for investors to affect service of process within the United States upon our non-resident officers and directors, or to enforce against them judgments obtained in the United States courts predicated upon the civil liability provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or state securities laws. We believe that a judgment of a United States court predicated solely upon civil liability under the Securities Act and/or Exchange Act would probably be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. However, we cannot assure any investor that this will be the case. There is substantial doubt, moreover, whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

We have a history of losses, and we cannot assure investors that we will operate profitably in the future.

We have a limited operating history. We are in the early commercialization stage of our resin business and therefore are subject to the risks associated with early stage companies, including uncertainty of revenues, markets and profitability and the need to raise additional funding. We are committing, and for the foreseeable future will continue to commit, significant financial resources to marketing, product development and research. Our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development, particularly companies in relatively new and evolving markets such as composites. We have not earned profits to date and cannot assure our investors that we will achieve, or be able to sustain, profitability in the future. A significant portion of our financial resources will continue to be directed to the development of our products and to marketing activities. Our success will ultimately depend on our ability to generate revenues from our product sales, such that our business development and marketing activities may be financed by revenues from operations instead of outside financing.   Future revenues may be insufficient to generate the required funds to continue such business development and marketing activities.

We have never paid dividends and have no present intention to pay dividends.

We do not currently pay and do not anticipate paying any cash dividends on our Common Stock in the foreseeable future because we intend to retain our earnings, if any, to finance the expansion of our business. Therefore, investors cannot expect to receive an immediate income, in the form of dividends on their Common Stock.

We are dependent on our senior management. Any loss of the services of our senior management could negatively affect our business.

Our success will depend, to a significant extent, on the performance of a number of our senior management personnel and other key employees. In particular, we will be dependent upon the services of Greg Pendura and David Slaback. We do not anticipate having key person insurance in place in respect of any of our senior officers or other personnel. To the extent that the services of any of our key personnel become unavailable, we will be required to retain other qualified persons. We may not be able to find a suitable replacement for any such person. The loss of the services of key persons could have a material adverse effect on our business, financial condition and results of operations.

Our failure to retain and attract personnel could harm our business, operations and product development efforts.

Our products require sophisticated research and development, marketing and sales, and technical customer support. Our success depends on our ability to attract, train and retain qualified research and development, marketing and sales and technical customer support personnel. Competition for personnel in all these areas is intense and we may not be able to hire sufficient personnel to achieve our goals or support the continued growth in our business. If we fail to attract and retain qualified personnel, our business, operations and product development efforts would suffer.

We may need additional financing.

We recently completed a private placement for $3,000,000 (Cdn) which we expect will be sufficient to finance our budgeted operating costs, development, marketing and anticipated discretionary expenditures for the next year. However, in order to accelerate our growth objectives, we will need to raise additional funds from lenders and equity markets in the future. We may be unable to raise additional capital on commercially reasonable terms to finance our growth. Our ability to arrange such financing in the future will depend in part upon our ability to obtain listing of our common shares on the BBX Exchange or any other U.S. market, the prevailing capital market conditions as well as our business performance. If we issue shares of common stock in order to obtain such additional financing, control of Resin Systems could change and shareholders will suffer additional dilution.

We depend on third party supply and transportation systems, and

any disruptions could impair our ability to compete in the marketplace.

The chemical industry is sensitive to raw material, manufacturing and shipping costs. Many input chemicals used to manufacture thermosetting resins are commodities with pricing directly dependent on supply, demand and the cost of underlying raw materials, in particular oil and gas, as well as agricultural by-products.

On May 1, 2002, we entered into a supply agreement with Dow Chemical Canada, Inc. Under the agreement, which terminates on December 31, 2003, Dow Chemical Canada has contracted to supply a maximum volume commitment of base chemicals, up to amounts double our current estimated annual requirements. Our relationship with Dow Chemical Canada is non-exclusive, and we cannot guarantee that this contract can be extended beyond the termination date.

Although we could obtain raw materials from many other suppliers in the marketplace, such suppliers may be unwilling to sell us raw materials upon acceptable terms and conditions. Our inability to obtain supplies from other suppliers in a sufficient amount when needed, and upon acceptable terms and conditions, would likely cause delays in, or disruption to, our business, and could also impair our ability to compete in the marketplace.

Because shipping products across long distances is cost prohibitive, chemical production facilities generally have a limited area of geographic distribution. Initially, demand for Version resins will be shipped from our Edmonton facility. The cost of shipping is generally equal to 5% to 10% of the wholesale cost of resin compounds. Except for truckload quantities, we charge customers for the cost of shipping the resin compounds, with shipping costs included in our gross revenues.   For truckload quantities, we will absorb these shipping costs and treat them as part of cost of goods sold. Free shipping with truckload quantities will have little impact on our gross margin due to improved chemical pricing as a result of volume discounts.

Third parties may infringe upon or misappropriate our intellectual property, which could impair our ability to compete

effectively and negatively affect our profitability.

Our success depends upon the protection of our technology, trade secrets and trademarks. Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technology and other assets. To protect our rights to our intellectual property, we rely on a combination of trade secret protection, trademark law, confidentiality agreements and other contractual arrangements. The protective steps we have taken may be inadequate to deter infringement or misappropriation.

We cannot determine whether future patent or trademark applications, if any, will be granted. Our current intellectual property or any future intellectual property that we may develop could be challenged, invalidated or circumvented and may not necessarily provide us with any competitive advantage.

Litigation may be necessary to enforce our intellectual property rights, protect trade secrets, determine the validity and scope of the proprietary rights of others, or defend against claims of infringement or invalidity. Intellectual property laws provide limited protection. Moreover, the laws of some foreign countries do not offer the same level of protection for intellectual property as the laws of the United States. We may be unable to detect the unauthorized use of our intellectual property. Litigation may result in substantial costs and diversion of resources, which may limit our ability to develop new products.

Our products may infringe on the intellectual property rights of others, which could increase our costs and negatively affect our profitability.

Our commercial success may depend, in part, on our ability to avoid infringing on patents issued to others. Although we are not aware of any action or threatened action alleging patent infringement or improper use of proprietary information by us, if we have to defend any such claims, we could incur substantial costs, and our management resources could be diverted.

If we were found to be infringing any third party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. We cannot be certain that if we required licenses for patents held

11

by third parties that they would be made available on terms acceptable to us, if at all. The inability to obtain licenses may prevent us or our customers from offering products and services to our customers, which may limit our revenue.

Competition in the markets for our products and technology is intense. We may not be able to compete effectively in these markets, and we may lose current customers and fail to attract new customers.

We may not be able to compete successfully against current and future competitors, and the competitive pressures we face could harm our business and prospects. Broadly speaking, our products will be alternatives to traditional thermo-set resins, such as polyester and epoxy, and traditional building products, such as wood, steel and aluminum. As such, we will compete with these options. Our direct competition comes substantially from larger companies. Some of these companies have products that are intended to compete directly with our products. In addition, companies against whom we do not presently directly compete are planning to become competitors in the future. This could occur either through the expansion of our products or through product development undertaken by other companies in the area of composites.

The market for composites is relatively new and is highly competitive. The level of competition is likely to increase as current competitors improve their offerings and as new participants enter the market. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, sales, marketing, technical and other resources than we do. Moreover, these competitors may enter into strategic or commercial relationships with larger more established and better financed companies. Some of our competitors may be able to enter into these strategic or commercial relationships on more favorable terms. Additionally, these competitors have research and development capabilities that may allow them to develop new or improved products that may compete with product lines which we market and distribute. New technologies and the expansion of existing technologies may also increase competitive pressures on us. Increased competition may result in reduced operating margins as well as loss of market share. This could result in decreased usage of our products and

limit our ability to compete effectively and restrict us from
generating additional revenues.

**Our lengthy sales and integration cycle could cause delays in
revenue growth.**

The inability to sell our products to new customers on a timely
basis, or delays by our existing and proposed customers in the
testing and adoption of our products, could limit revenue and
harm our business and prospects. Our customers will need to
evaluate our products. In addition, our customers may need to
adopt a comprehensive sales, marketing and training program in
order to effectively integrate our products. For these and
other reasons, the cycle associated with establishing sales for
our products, and integrating our products, can be lengthy. This
cycle is also subject to a number of significant delays over
which we will have little or no control, and which have a
negative impact on the timing of our revenue.

Implementation delays could cause delays in revenue growth.

Most of our customers will be in a testing or preliminary stage
of utilizing of our products and may encounter delays or other
problems in the introduction of our products. A decision not to
do so, or a delay in implementation, could result in a delay or
loss of related revenue or could otherwise harm our business and
prospects. We will not be able to predict when a customer that
is in a testing or a preliminary use phase will adopt a broader
use of our products.

We may not be successful in developing markets.

The market for our products is relatively new and continues to
evolve. If the market for our products fails to develop and
grow, or if our products do not gain broad market acceptance
both by processors, such as pultrusion and filament winding, and
end users, our business and prospects will be harmed. The
adoption and use of our products will involve changes in the
manner in which businesses have traditionally used such products
within their processing systems. In some cases, our customers
will have little experience with products like those offered by
us. Our ability to influence usage of our products by customers

13

will be limited or non-existent. We will spend considerable resources educating potential customers about the value of our products. It is difficult to assess, or predict with any assurance, the present and future size of the potential market for our products, or our growth rate, if any. Moreover, we cannot predict whether our products will achieve market acceptance. Our ability to achieve our goals also depends upon rapid market acceptance of future enhancements to our products. Any enhancement that is not favourably received by our customers may not be profitable and, furthermore, could damage our reputation or brand name.

We must develop new products and technology and enhancements to our existing products and technology to remain competitive. If we fail to do so, we may lose market share to competitors.

The composite industry is susceptible to technological advances and the introduction of new products utilizing new resin formulas and processing technologies. Further, the composite industry is also subject to changing industry standards, market trends and customer preferences, and to competitive pressures which can, among other things, necessitate revisions in pricing strategies, price reductions and reduced profit margins. Our success will depend on our ability to secure technological superiority in our products and maintain such superiority in the face of new resin formulations, the advance of thermoplastics and new processing technologies and products. While we believe that our products will be competitive, no assurances can be given that our products will be commercially viable or that further modification or additional products will not be required in order to meet demands or to make changes necessitated by developments made by competitors which might render our products less competitive, less marketable, or even obsolete over time.

Our future success will be influenced by our ability to continue to develop new competitive products. Although we are committed to the development of new products and the improvement of our existing products, there can be no assurance that these research and development activities will prove profitable, or that products or improvements resulting therefrom, if any, will be successfully produced and marketed. The composite industry is characterized by technological change, changes in user and customer requirements, new product introductions embodying new resin formulations and new processing technologies and the emergence of new industry standards and practices that could render our technology obsolete or have a negative impact on our sales margins. Our performance will depend, in part, on our ability to enhance our existing products, develop new proprietary technology that addresses the sophisticated and varied needs of our prospective customers and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of technology entails significant technical and business risks. If we are unsuccessful in using new technologies effectively or adapting our products to customer requirements or emerging industry standards, we may lose market share, and our revenues may decline.

The loss of strategic alliances could make our products less appealing and useful to customers.

Our growth and marketing strategies are based, in part, on seeking out and forming strategic alliances and working relationships. To the extent that the strategic alliances negotiated by us are exclusive or restricted as to location or technological environment they will limit our flexibility to broaden our distribution by increasing the number of strategic alliances and working relationships. There can be no assurance that existing strategic alliances and working relationships will not be terminated or modified in the future, nor can there be any assurance that new relationships, if any, will afford us the flexibility to broaden its distribution.

We may encounter product deficiencies which could be detrimental to our reputation.

Difficulties in product design, performance and reliability could result in lost revenue, delays in customer acceptance of our products, and/or lawsuits, and would be detrimental, perhaps materially, to our market reputation. Serious defects are frequently found during the period immediately following the introduction of new products or enhancements to existing products. Our products and the products incorporated from third parties are not error free. Undetected errors or performance problems may be discovered in the future. Moreover, known errors which we might consider minor may be considered serious by its customers. If our internal quality assurance testing or customer

testing reveals performance issues and/or desirable feature
enhancements, we could postpone the development and release of
updates or enhancements to our current products, future products
or improvements in its products. We may not be able to
successfully complete the development of planned or future
products in a timely manner, or to adequately address product
defects, which could harm our business and prospects. In
addition, product defects may expose us to liability claims, for
which we may not have sufficient liability insurance. A
successful suit against us could harm our business and financial
condition.

**Government regulation and environmental considerations could
delay or prevent product offerings, resulting in decreased
revenues.**

We are and will continue to be subject to certain legislation
and regulations dealing with the environment and the composite
industry. There is no certainty about the extent or direction of
future regulation in this area and adverse legislation dealing
with the impact of composites on the environment or the
transportation of goods could adversely affect the sale of
current and future products.

The composite industry is presently under intense scrutiny due
to its production of harmful "greenhouse" gasses or HAPs. The
EPA in the United States has established a regulatory regime
that has targeted airborne emissions of styrene, toluene,
xylene, methyl, methacrylate and methylene chloride in the
reinforced plastics industry. The EPA regulates manufacturers'
outputs of HAPs, including VOC's, by way of a complicated
algorithm. Existing companies in the composite industry must
achieve a level of emissions control that is equivalent or
superior to the average emission levels of the companies making
up the 12% of the composite industry with the lowest emission
levels. Furthermore, new companies entering the composite
industry must achieve emission levels equivalent or superior to
the company in the composite industry with the lowest emission
levels. The EPA monitors both the size level of hazardous air
pollutants and companies' abilities to enact the expensive
environmental controls that may be mandated by the EPA. As a
consequence of this regulation, the production capabilities of
companies in the composite industry are presently curtailed due
to the restrictive quotas placed on the amount of toxic resins
that may be purchased for the production of reinforced plastics.

Typical polyester and vinyl ester resin systems contain up to
50% styrene and smaller percentages of other restricted
chemicals. Recently, the majority of the major producers of
composites have reformulated their existing products such that
they contain approximately 35% styrene. Notwithstanding this
improvement, the
styrene reduction does not eliminate the VOC emission problem
inherent in composite products. Moreover, many users of
reformulated composite products have reported difficulties with
these new product formulations. We believe our resins to be free
of VOC's, and further believe that we are in full compliance
with all applicable environmental legislation and regulations.
However, there can be no assurance that our products are free of
all VOC's or other harmful products, that our products comply
with all existing environmental legislation and regulations, or
that our products will be in compliance with all environmental
legislation and regulations enacted in the future.

We are not currently subject to other direct regulation by any
government agency, other than applicable securities laws,
regulations applicable to businesses generally and laws or
regulations directly applicable to the composite industry.
However, due to the increasing concern for the integrity of the
environment, it is possible that a number of laws and
regulations may be adopted with respect to the environment or
the transportation of goods which may impose additional burdens
on companies conducting business related to the composite
industry, and thus increase our cost of doing business. There
can be no assurance that any such new legislation or regulation
will not be enacted, nor that the application of laws or
regulations from jurisdictions whose laws do not currently apply
to our business will subsequently become applicable. If we do
not obtain the necessary approvals to sell our products, our
revenues could seriously decrease.

**If we are unable to manage our growth effectively, our revenues
may not increase, our cost of operations may rise and we may
remain unprofitable.**

We may be subject to growth-related risks including capacity
constraints and pressure on our internal systems and controls.
Our ability to manage our growth effectively will require us to
continue to implement and improve our operational and financial

17

systems and to expand, train and manage our employee base. The
inability of us to deal with this growth could have a material
adverse im act on our business, operations and prospects. While
management believes that it will have made the necessary
investments in infrastructure to process anticipated volume
increases in the short term, we may experience growth in the
number of our employees and the scope of our operating and
financial systems, resulting in increased responsibilities for
our existing personnel, the hiring of additional personnel and,
in general, higher levels of operating expenses. In order to
manage our current operations and any future growth effectively,
we will also need to continue to implement and improve our
operational, financial and management information systems and to
hire, train, motivate, manage and retain our employees. We may
be unable to manage such growth effectively. Our management,
personnel or systems may be inadequate to support our
operations, and we may be unable to achieve the increased levels
of revenue commensurate with the increased levels of operating
expenses associated with this growth.

Exchange rate fluctuations may harm our results of operations.

We do not engage in any hedging or currency trading activities.
Our business activities are conducted in Canadian and U.S.
dollars and our assets and liabilities are recorded in Canadian
dollars. Approximately 70% of our sales revenue are in U.S.
Dollars and substantially all of our costs of sales and
administrative costs are in Canadian dollars. We have no U.S.
dollar denominated assets. U.S. dollar revenues have been less
than $250,000 annually for each of the last two fiscal years. As
our accounts payable are in Canadian dollars and some of our
accounts receivable are in U.S. dollars, any appreciation in the
value of the Canadian dollar against the U.S. dollar would
result in an exchange loss.

**The current downturn in the United States economy has hurt our
business and results of operations.**

During the year ended August 31, 2002, we closed our Resin
Systems Incorporated subsidiary office in the United States and
reduced our personnel in the U.S. and Canada. The primary reason
for these reductions stemmed from the poor economic outlook in
the composite industry and the lack of significant in-roads in

the composite market. Additionally, we sold our Uni-Seal USA Ltd. subsidiary's land and building for gross proceeds of $75,000 (US).

Expansion into the United States an other markets outside of Canada could strain our financial position.

We will invest significant financial and managerial resources to expand our sales and marketing operations into the United States and, possibly, other foreign countries. Should we find it necessary to do so, the cost of opening new offices in the United States and abroad and hiring new personnel for such offices could significantly decrease our profitability, if such new offices do not generate sufficient additional revenue.

We must devote substantial resources to our international operations in order to succeed in these markets. In this regard, we may encounter difficulties such as: (i) unexpected changes in regulatory requirements and trade barriers applicable to our business; (ii) challenges in staffing and managing foreign operations, including employment laws and practices in jurisdictions with different legal systems; (iii) seasonal reductions in business activity and economic downturns; (iv) longer payment cycles and problems in collecting accounts receivable; (v) different technology standards. In addition, our focus on international markets subjects it to fluctuations in currency exchange rates. Any of the foregoing difficulties of conducting business internationally could harm our international operations and, consequently, our business and prospects.

Some of our directors engage in other activities which may pose potential conflicts of interest.

Certain of our directors and officers are engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies and, as a result of these and other activities, such directors and officers may become subject to conflicts of interest. Canadian law provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the relevant Canadian statute. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with Canadian law. These conflicts of interest could result in some directors or officers competing against us.

The significant shareholdings of the principals of our company could delay or prevent a change of control.

Our directors and executive officers, and their respective associates and affiliates, hold or exercise control over, directly or indirectly, an aggregate of 9,699,560 shares of common stock, representing approximately 23% of our outstanding shares. As a result thereof, these shareholders, acting together, will be able to continue to exercise significant influence over all matters requiring shareholder approval, including the election of directors and the approval of fundamental changes in the direction of our business. Such concentration of ownership may have the effect of delaying or preventing a change in control of our company, our board of directors or our management.

There is currently no U.S. trading market for our common shares, and if one develops, there may be volatility in our share price. There can be no assurance that an active trading market in our shares in the US will be established and/or if established sustained. The market price for our shares could be subject to wide fluctuations. Factors such as announcements of quarterly variations in operating results, technological innovations or the introduction of new products by our competitors, as well as market conditions in the industry, may have a significant impact on the market price of our shares. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

Because our securities have not been registered for resale under the blue sky laws of any state, holders of our shares and persons who desire to purchase them in any trading market that might develop in the future should be aware that there may be significant state blue sky restrictions upon the ability of new investors to purchase the securities. These restrictions could reduce the size of any potential market. As a result of recent changes in federal law, non-issuer trading or resale of our securities is exempt from state registration or qualification requirements in a number of states. Nevertheless, investors should consider any potential secondary market for our securities to be a limited one.

"Penny Stock" rules may restrict the market for our common shares.

Our common shares in the US are subject to rules promulgated by the Securities and Exchange Commission relating to "penny stocks" which apply to companies whose shares are not traded on a national stock exchange or on the NASDAQ system, trade at less than U.S. $5.00 per share, or who do not meet certain other financial requirements specified by the Securities and Exchange Commission. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in such penny stocks. These rules may discourage or restrict the ability of brokers to sell our common shares and may affect the secondary market for our common shares. These rules could also hamper our ability to raise funds in the primary market for our common shares.

ITEM 4 INFORMATION ON THE CORPORATION

A. History And Development of Resin Systems Inc.

We were incorporated in 1995 as Recycled Solutions for Industry Inc, under the Alberta Business Corporation Act and, in 1998, completed a reverse takeover of Summerwood Industries Inc. Summerwood was incorporated on June 11, 1996 also under the Alberta Business Corporation Act. Summerwood was created as a junior capital pool corporation and completed its junior capital pool offering on February 24, 1997. Its common shares were listed on the Alberta Stock Exchange on March 18, 1997.

Effective September 15, 1998, the current Resin Systems (then named Summerwood Industries Inc.) acquired all of the shares of Resin Systems on the basis of 0.684218655 of a common share for each class A share of Resin Systems outstanding. Resin Systems issued an aggregate of 17,977,553 common shares which it valued at $0.20 per share, aggregating a value of approximately $3.6 million. This acquisition constituted Resin Systems' Major Transaction as required by the Alberta Securities Commission and The Alberta Stock Exchange.

By articles of amalgamation dated September 17, 1998, Summerwood amalgamated with Resin Systems, to form Resin Systems (which was then still known as Recycled Solutions for Industry Inc.). By articles of amendment dated May 5, 2000, the corporate name was changed to Resin Systems Inc.

Our principal office is located at 14604 - 115A Avenue, Edmonton, Alberta, Canada, T5M 3C5, telephone number 780-482-1953.

We have six subsidiary companies of which five are wholly owned and one is 85% owned. The wholly owned subsidiaries are Resin Systems Incorporated, a Delaware corporation, Resin Systems International Ltd., a Barbados company, Resin Systems Sales Limited, an Ireland based company, UniSeal USA Ltd., a Canadian corporation, and Uni-Seal Canada Inc., a Wisconsin corporation. The 85% owned subsidiary is Uni-Seal Moulding Technologies Inc. All of the subsidiaries are inactive including Resin Systems Incorporated which closed and its U.S. office and released its U.S. staff in fiscal 2002.

Material changes

During the year ended August 31, 2002, we closed our Resin Systems Incorporated subsidiary office in the United States and reduced our personnel in the U.S. and Canada. The primary reason for these reductions stemmed from the poor economic outlook in the composite industry and the lack of significant in-roads in the composite market. Additionally, we sold our Uni-Seal USA Ltd. subsidiary's land and building for gross proceeds of $75,000 (US). During the year, we received patent approval from the United States Patent Office on our two component thermoset composite resin marketed under the Version trade name.

During the fiscal year ended August 31, 2001, we formed three subsidiaries namely: Resin Systems Incorporated, Resin Systems International Ltd. and Resin Systems Sales Limited. Management's decision to establish these companies was to better facilitate our anticipated growth and to establish a fundamental infrastructure for that growth. As noted above, these subsidiaries are currently inactive except for Resin Systems Incorporated which saw its office closed and staff released in fiscal 2002.

In fiscal 2000, we sold our land and building located in Edmonton which enabled us to eliminate our long term debt. Commensurate with the sale of the land and building we leased-back from the purchaser the facilities on a long-term basis.

Capital Expenditures

During the year ended August 31, 2002, we purchased $82,150 of capital assets. Of this amount $55,150 relates to production and testing equipment and the remaining $27,000 relates to computer hardware and software.

B. Business Overview

OUR PRODUCTS

We are in the business of developing, producing and marketing composite resins for industrial applications. Historically, our primary source of revenue has been from our proprietary Uni-Seal industrial coatings. We have had limited success with this product, the main reason being the timeline required for customers to adopt an industrial coating. This time-line requires that sample test projects out perform the customers existing product of choice and this usually is measured in years.

As an outgrowth of the industrial coatings, we developed a composite resin, called Version, which does not contain any volatile organic compounds (VOC's). In fiscal 2000, we concentrated our efforts on further development and pre-commercialization of the Version composite resin. We have continued to service existing industrial coating customers but have not pursued expansion of this segment owing to limited success based on time-line requirements mentioned above.

What is a Composite?

Composites are broadly known as reinforced plastics. Specifically, composites are a reinforcing fibre in a polymer matrix. Most commonly, the reinforcing fibre is fiberglass. The polymer matrix is typically a thermoset resin, with polyester, vinyl ester, and epoxy resins most often the matrix of choice.

Common household plastics, such as polyethylene, acrylic, and polystyrene are known as thermoplastics. These materials may be heated and formed and can be re-heated and returned to a liquid state. Composites typically use thermoset resins, which begin as liquid polymers and are converted to solids during the molding process. This process, known as cross linking, is irreversible giving composite materials manufactured using thermoset resins increased heat and chemical resistance, higher physical properties and greater structural durability than thermoplastics.

Use of Composites

Manufacturers, designers and engineers recognize the ability of composite materials to produce high-quality, durable, cost-effective products. Composite materials are found in many of the products used in our day-to-day lives from the cars we drive, to the boats, recreational vehicles, skis and golf clubs that we use. Additionally, composites are used in many critical industrial, aerospace and military applications.

Benefits of Composites

The benefits of composite materials have fueled growth of new applications in markets such as transportation, construction, corrosion-resistance, marine, infrastructure, consumer products, electrical, aircraft and aerospace, appliances and business equipment. The benefits of using composite materials include:

High Strength

Composite materials can be designed to meet the specific strength requirements of an application. A distinct advantage of composites, over other materials, is the ability to use many combinations of resins and reinforcements, and therefore custom tailor the mechanical and physical properties of a structure.

Light Weight

Composites offer materials that can be designed for both light weight and high strength usage. Composites are used to produce the highest strength-to-weight ratio structures currently available. This, in part, explains the transportation industry's high utilization rate for composites, the largest of all users according to the Composites Fabricators Association, at 33%. Management of Resin believes that as energy efficiency requirements increase, building technologies that reduce weight, and at the same time increase payload, will be increasingly embraced.

Corrosion Resistance

Composites provide long-term resistance to severe chemical and temperature environments. Composites are the material choice for outdoor exposure, chemical handling applications and severe environment service.

Design Flexibility

Composites have an advantage over other materials because they can be molded into complex shapes at relatively low cost. This flexibility offers designers extensive latitude in new product design.

Durability

Composite structures have an exceedingly long life span. Coupled with low maintenance requirements, the longevity of composites is a benefit when used in critical applications. In a half-century of composites development, well designed composite structures have yet to wear-out.

General Development of our Business and the Version Technology

From mid 1996 until the fall of 2000, our main business pursuit was the manufacture and sale of proprietary Uni-Seal® polyurethane based industrial coatings.

In mid 1998, as a result of our coatings experience, we developed a hybrid polyurethane based resin product for moulding applications. In a joint project with the University of Laval, a race car body was designed and built with the new, lightweight resin compound, the forerunner of Version "G". The result was a stronger composite than many available at that time. The prototype body was awarded first prize in a racing design competition and was subsequently put on display at the world famous Indy 500, where the Indianapolis Motor Speedway proclaimed Uni-Seal® the "Industrial Coating of Choice".

Although we continued to generate revenue from the sale of Uni-Seal® coatings (revenue of $1,163,797 was generated during the fiscal year ended August 31, 1999 and $665,573 during the fiscal year ended August 31, 2000), we began shifting our emphasis to the area of composites due to the significant global growth that this sector was enjoying. The multi-billion dollar composite industry ranked fourth in the United States in terms of 1999 shipments. We will continue to provide our Uni-Seal® coatings product to our existing customers, however, we do not intend to allocate significant resources to market the Uni-Seal® product line. We intend to sell our Uni-Seal® coatings product business if the opportunity arises and may wind the division down after current inventory is sold or existing client demand diminishes.

In April 2000, we announced that four North American composite manufacturers, Glassforms, Inc., Creative Pultrusions Inc., Pultronics Corporation and Omniglass Ltd., had agreed to serve as beta test sites for the Version line of resins. All of the beta site companies utilized the pultrusion method of composite manufacturing.

In May 2000, we released the results of a series of tests in respect of the Version resin system conducted by the Alberta Research Council. In June 2000, we filed patent applications in Canada and the United States in respect of the Version technology.

In August 2000, Omniglass Ltd. a major pultrusion manufacturer of window frames and associated components, placed its first order for Version composite resin in order to initiate the product testing cycle on behalf of its client, a major North American window and door frame manufacturer.

During September 2000, we officially launched our new line of polyurethane based composite resin systems under the Version brand name at the Composites Fabricators Association "Composites 2000" tradeshow in Las Vegas, Nevada. This conference is the most comprehensive composites convention and trade show in North America and was attended by approximately 5,000 professionals from around the world.

The "Composites 2000" tradeshow resulted in commitments for production trials with nine U.S. based composite materials manufacturers. The show was a critical step in ultimately securing demonstration sites for Version, as all composite manufacturers test new resin products on existing production lines prior to adoption.

Based on the success of the first production trials in the latter half of 2000, we began taking delivery of new resin blending equipment at our Edmonton facility which became operational on December 15, 2000. This upgraded facility has an annual production capacity of 8,350,000 pounds of Version resins.

In order to expedite production trials and product testing, we leased a full-scale pultrusion machine in November 2000. Prospective customers are now able to ship their production dies directly to our Edmonton facility for component manufacturing and testing. This eliminates the need for the customer to halt commercial production at their own facilities in order to carry out production trials.

In January 2001, we entered into a strategic alliance agreement with Creative Pultrusions,Inc.,a leading U.S. pultruder. This relationship is part of our broader strategy of entering into a series of mutual co-operation arrangements with industry leaders to expedite market acceptance of Version and attempt to drives and generate new products.

In February 2001, we and Omniglass Ltd., announced an agreement to utilize our Version "G" resin with one of North America's largest window and door companies.

In April of 2001, we entered into a License and Supply Agreement with Huntsman Chemical. Under the terms of this agreement, Huntsman International would supply us with the input chemicals for the manufacturing of Version resin systems, blend the chemicals, and in return would market all related resin products. In October, 2001 Huntsman Chemical terminated the agreements stating the closure of our U.S. office would negatively impact our sales and marketing efforts, which in effect would impact the sales of Huntsman raw chemicals.

We have re-established chemical supply relationships with previous suppliers, which resulted in an overall reduction in pricing. Furthermore, prior to Huntsman's decision, we decided to no longer further disclose future proprietary information in regards to our chemical and processing technologies. We believed that the License Agreement in place would not have optimized our plans for future development and growth.

On January 25, 2002, we announced a purchase order from a U.S. based construction supply company, for a minimum annual quantity commitment of $500,000. To date this firm has not taken delivery of over 4% of this commitment and management believes litigation would not make economic sense at this time. (See Item 5.A discussion of year ended August 31, 2002.)

On April 5, 2002, we announced a collaborative research and development agreement with the Alberta Research Council to optimize the commercialization of our Version G Resin System. The Alberta Research Council would provide research and development services to us in exchange for shares of our common stock having an aggregate fair market value of $500,000, to be delivered in four equal instalments.

In April 2002, we received approval from the United States

Patent Office for all 37 claims contained in its United States
patent application filed in July 2000. We also received U.S.
trademark approval for the "Version" name.

On April 23, 2002, we entered into an agreement with the
National Research Council of Canada to further develop our
Version resin technology for the pultrusion and filament winding
composite markets. The proceeds of a $400,000 repayable
contribution from the National Research Council's Industrial
Research Assistance Program will focus on pre-commercialization
and development funding for Version F and Version S, two
products being designed for flame retardancy and processing
speed applications.

May 1, 2002, we entered into a supply agreement with Dow
Chemical Canada, Inc. Under the agreement, which terminates
December 31, 2003, Dow Chemical Canada has contracted to supply
a maximum volume commitment of base chemicals, up to amounts
double our current estimated annual requirements. These
chemicals are used by us to manufacture our proprietary line of
polyurethane based, composite resin systems under the Version
brand name.

On December 2, 2002, we announced a letter of agreement with
Canzeal Enterprises Ltd. to acquire the worldwide right, title
and interest in the intellectual property assets of Canzeal
related to the design, manufacture and distribution of composite
poles. Additionally, we announced our intention to complete a
private placement at $0.50 per equity unit for total gross
proceeds of up to $3,000,000. Each equity unit consisted of one
common share and one half purchase warrant. Each whole common
share purchase warrant entitles the holder to acquire one common
share at an exercise price of $0.75 on or before the first
anniversary of the closing date of the private placement.

On January 7, 2003 we announced that we had completed the above
transaction with Canzeal and that we would establish a
manufacturing facility in Canada and would contemplate a
facility in the United States during 2003. Additionally, we
announced that we would entertain proposals from third parties
for licensing of equipment and operations of facilities in other
jurisdictions.

On January 10, 2003 we announced the closing of our private
placement for $3,000,000 (Cdn.). We intend to use the proceeds

to establish a fully operational Canadian based manufacturing facility, infrastructure and a marketing/sales team to commercialize the manufacture and sale of composite poles by June 30, 2003.

We do not believe that our main business of blending and selling resin compounds is subject to any seasonal cycles or disruptions. Many input chemicals used to manufacture thermosetting resins are commodities with pricing directly dependent on supply, demand and the cost of the underlying raw materials, in particular oil and natural gas. These raw materials are available from a number of suppliers. Any increase in the price of these underlying raw materials tends to affect all resin manufacturers equally.

THE VERSION TECHNOLOGY

Overview

The Version "G" resin system is a general purpose thermosetting resin designed by Resin Systems specifically for pultrusion, filament winding and closed moulding composite manufacturing processes. The system's physical, mechanical and economic properties taken as a whole are intended to be a direct replacement for existing polyester, vinylester and epoxy resins, all of which contain VOCs. In addition, Version resins were designed to permit the addition of recycled crumb rubber for increased environmental sensitivity.

Version "G" is a two-component resin that is delivered through a resin injection system. The chemical components are mixed in a l:l ratio by a standard static mixer located in front of the injection port. For pultrusion dies not equipped for injection, a simple inexpensive injection chamber, which Resin Systems can design for a customer, is inserted at the front of the die.

In most cases the manufacturer's dies or moulds, heaters and control systems can be used without modification. However, if no current die exists, or a replacement is required, certain production variables can be optimized, particularly speed, by custom designing the die at nominal cost and combining the resin "injection" head with the die.

Alberta Research Council Study

Resin Systems retained the Alberta Research Council to conduct an independent study to compare the mechanical properties of traditional reinforced composite resins, such as polyester and epoxy, with Version "G". The Alberta Research Council issued a report entitled "Mechanical Properties of Pultruded Polyurethane/Glass Composites" dated May 15, 2000 (the "ARC Study") which, in summary concluded that:

   a. with respect to ultimate tensile strength, which measures the amount of tension required to pull a product apart, the Version "G" resin was 20% superior to polyester resins and 96% superior to epoxy resins;

   b. with respect to elongation at break, which measures stretch and the ability to bend before shattering, the Version "G" resin was four times superior to polyester resins and 43% superior to epoxy resins;

   c. with respect to flexural strength, which measures the ability of a composite to flex under angular forces, considered to be a key property specified by manufacturers, the Version "G" resin was two times superior to polyester resins and 33% superior to epoxy resins; and

   d. with respect to damage resistance strength, which measures the ability of a composite to withstand impact force, considered to be another key property specified by manufacturers, the Version "G" resin was three times more resilient than polyester resins and 82% more resilient than epoxy resins.

Features and Benefits

In addition to the ARC Study, Resin Systems has conducted, and continues to conduct, various beta site process tests and production trials at the facilities of North American pultruders, including Creative Pultrusions, Inc. and Omniglass Ltd. These tests have contributed significantly to Resin Systems' understanding of the Version "G" resin, and confirmed many of the features and benefits that the product offers. The chief features and benefits of Version resins are set forth below.

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Product Design Considerations and Unit Costs

Composites are, by definition, a combination of fiberglass and resin. Fiberglass represents the more significant input expense and may amount to two-thirds of the overall cost. Version resins offer transverse strengths that are two to three times greater than those of many competing resins, and therefore allow engineers the opportunity to design composite parts using much more economical combinations of fiberglass, thereby reducing overall unit part costs.

Productivity and Unit Costs

Version resins afford meaningful improvements in manufacturing productivity due to the chemical reaction dynamics (kinetics) of polyurethanes. For example, in the pultrusion process, where polyester resins are typically pulled at 36 to 45 inches per minute, Version resins have been pulled at speeds as high as 90 inches per minute, which translates into lower unit part costs. In addition, Version readily accepts the introduction of color pigmentation during processing or the application of paint to the finished product.

Secondary Processing

The elongation and impact properties of Version resins permits composite parts to be nailed, drilled, screwed (using common screw fasteners without pre-drilling) or punched (on a punch press) to create holes of any size and shape. These unique features will permit Version resins to be used for the first time in construction applications that have to date been the sole domain of traditional building materials, such as wood, steel and aluminum.

Environmental Considerations

Version resins are 100% VOC free. Polyester and vinyl-ester based resin systems contain between 25% and 50% styrene, which is a VOC. Manufacturers of composite parts are being subjected to increasing pressure by the EPA to reduce the use of VOC inputs, both for occupational health and environmental reasons. End users of Version resins will not be subject to HAP-related EPA reporting requirements, production ceilings and ancillary compliance costs, and will enjoy a healthier work environment.

Intellectual Property

We protect our intellectual property using a combination of patent protection, trademarks, licenses, non-disclosure agreements and contractual provisions. David Slaback and Gail Ryckis-Kite, employees of Resin Systems, have assigned to us, a Canadian patent application and a United States patent application which applications were made by them and which are important to our current business. In view of the rapid technological change in the composite industry, the technical expertise and creative skills of our technical personnel are crucial in determining our future success. Our ability to compete in the marketplace may be enhanced by our ability to protect our proprietary information through the ownership of patents, trade secrets, registrations and trademarks. We attempt to protect our trade secrets and other proprietary information through agreements with customers and suppliers, proprietary information agreements with employees and other security measures. However, although we intend to protect our rights vigorously, there can be no assurance that these measures will be successful. Litigation may be necessary to enforce our patent, trademarks or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. To date, no intellectual property of Resin has been invalidated or declared unenforceable.

Patent Applications

Our employees, David Slaback and Gail Ryckis-Kite, filed Canada patent application serial number 2,310,166 on May 29, 2000 in respect of "A Two Component Chemically Thermoset Composite Resin Matrix for Use in Composite Manufacturing Processes" (the "Canadian Patent Application"). Pursuant to an assignment dated June 12, 2000, Mr. Slaback and Ms. Ryckis-Kite assigned their entire right, title and interest in the Canadian Patent Application to us which assignment was registered at the Canadian Patent Office on September 28, 2000 under registration

33

number 05093065.

Mr. Slaback and Ms. Ryckis-Kite filed United States patent application serial number 09/609,008 on July 26, 2000 in respect of "A Two Component Chemically Thermoset Composite Resin Matrix for Use in Composite Manufacturing Processes" (the "U.S. Patent Application"). Pursuant to an assignment dated June 12, 2000 Mr. Slaback and Ms. Ryckis-Kite assigned their entire right, title and interest in the U.S. Patent Application to us which assignment was registered in the United State Patent Office on June 26, 2000. In April 2002, we received approval from the United States Patent Office for all 37 claims contained in our United States patent application filed in July 2000.

Trademark Applications

On July 26, 2000, we filed an application to register the Version trademark and logo with the Canadian Intellectual Property Office. A U.S. trademark application was filed in respect of Version on January 24, 2001 with the United States Patent and Trademark Office, asserting priority based on the earlier filed Canadian application. Finally, on January 25,2001, application for the Version trademark was filed with the European Community Trademarks Office, once again asserting priority based on the Canadian filing date. Resin Systems received approval of our Version trademark for the US in June 2001 and for Canada in June 2002.

Confidentiality Policy

In addition to our patent and trademark applications, we have taken steps to preserve our related intellect property, including know how and trade secrets, by adhering to a confidentiality policy. The policy provides for the execution of confidentiality agreements by all of our employees, directors, officers and consultants. The policy also provides that we shall enter into mutual non-disclosure agreements with all parties testing or working with the Version system. Physical security precautions in respect of the Version resin formulations are also taken.

Version Resins

To date, we have focused our efforts on the creation of a
general purpose resin system, being Version "G". This
technology is the platform upon which we are building a family
of resin products
targeted at specific performance requirements demanded by end
users. We anticipate being able to create these targeted
performance specific products by leveraging the well known
properties of polyurethanes, which are inherently fire
resistant, weather resistant, chemical/corrosion resistant,
impact resistant and ultra-violet resistant. Variations of
Version resin under development include the following in order
of priority:

       Version "F" - an enhanced fire resistant (rated) resin
       system;

       Version "C"- an enhanced chemical corrosion resistant resin
       system;

       Version "W"- an enhanced weather resistant resin system;

       Version "S" - an enhanced production speed resin system;
       and

       Version "T" - an enhanced resilience and impact resistant
       resin system.

Processes

In addition to expanding the Version family of resins, we will
devote resources to perfecting Version resin systems for both
filament winding and certain closed moulding processes, such as
resin transfer moulding.

Composite Utility Poles

In the fourth quarter of calendar 2002 Resin Systems
commissioned a study on the viability of the North American
utility pole market. The reason behind this study, was that
Resin has been working with a customer, Canzeal Enterprises
Ltd., since the spring of 2002, in the manufacture of composite
utility and light poles utilizing Version resin. Canzeal had

developed a process in the filament winding process that utilizes Version resin to produce prototype composite poles that are highly competitive with existing poles.

In December of 2002, Resin announced it had signed a letter of agreement with Canzeal to acquire the worldwide right, title and interest related to the design, manufacture and distribution of these composite poles. In the agreement Resin would issue 3,000,000 common shares plus a one half purchase warrant for the intellectual property. On January 7, 2003 Resin announced that it had completed this transaction and that it would establish a Canadian manufacturing facility.

To finance the facility, related infrastructure and a sales/marketing team, Resin Systems announced on January 10th 2003 that it had completed a private placement of $3,000,000 (Cdn.). As at the date of this filing we are moving forward and taking the necessary steps to establish such a facility in Edmonton.

Hockey Stick Shafts

Resin Systems utilizing one of its subsidiaries, has been working with a resin customer, whom has a proprietary methodology utilizing the pultrusion process, to develop a hockey stick shaft. This shaft utilizes Version resin and in the opinion of management has superior properties to those hockey stick shafts currently available on the market. As at the time of this filing, Resin Systems is in the process of having these shafts produced and is working on the infrastructure to test market them to the general public.

STRATEGIC ALLIANCES AND WORKING RELATIONSHIPS

Creative Pultrusions Inc.

Effective February 21, 2001 we entered into a strategic alliance agreement with Creative Pultrusions Inc., an international leader in the fibre reinforced composites industry, headquartered in Alum Bank, Pennsylvania. The agreement, which has an initial term of two years, calls for Creative Pultrusions to provide technical assistance in the development of our extended family of Version resins for use in the pultrusion industry. In return, we have granted Creative Pultrusions a two year exclusive right to use Version resins for two product applications. The first application will be to improve an existing product, SuperLoc panels for sea wall containment, and the second product area will be a new application, composite rail car components.

Omniglass Ltd.

Since April 2000, we have maintained a strong working relationship with Omniglass Ltd., a Winnipeg-based pultruder and one of the four original participants in the Version beta test. In August 2000, Omniglass Ltd. initiated the product testing cycle for a composite window component on behalf of one of its customers, a major North American window and door frame manufacturer. The new component will replace a traditional steel reinforcement part, or "stiffener", that reduces twisting of the vinyl sash components in a window. These parts have traditionally been made from steel, an inefficient material for thermal insulation purposes. While other composite resins have been used in this application, they tend to crack or shatter in the assembly process due to their inherent brittleness.

As a direct result of Version "G"'s demonstrated advantages to traditional polyester resins, Omniglass Ltd. is proceeding with two additional component projects for different customers. A specialized die has been manufactured for the first project, an exterior frame for skylights, with production trials commencing in March 2002. The customer, a large North American company, which has endorsed the project and funded all die costs, is seeking a superior alternative to the use of aluminum. The production trials and subsequent testing for the customer have been completed with success and orders are expected. A second project, involving a major window coverings company, was completed in late 2001.

The confidence that Omniglass Ltd. has in the Version resins is demonstrated by their recent patent application. On June 14, 2001 Omniglass Ltd. filed US patent #09/880087 "A Pultruded Part Reinforced by Longitudinal and Transverse Fibers and a Method of Manufacturing Thereof" which explicitly incorporates the use of Version resin. The patent application provides data that clearly indicates the superiority of Version resins over the traditional polyester resins in relation to flexural properties.

Significant resin sales are anticipated to begin by mid 2002 due
to the development and marketing endeavours undertaken by
Omniglass throughout 2001 to its leading U.S. window customers.

Omniglass has also conducted cost analysis of utilizing the
Version resin as opposed to the traditional polyester resins.
The faster productions runs attainable through the use of
Version resins and the use of less reinforcing mat permitted by
the high strength of the resin have indicated overall cost
savings of up to 30% when compared to the use of traditional
resins.

Manufacturing and Distribution

NAFTA countries' demand for Version resins will be filled from
one of three sources. Initially, all orders of less than a
truck container car (40,000 lbs.) will be shipped from our
Edmonton facility.

Depending upon regional demand in the United States and
economics, we may, over time, construct additional small-scale
blending plants in the Northeast, Southeast, Texas and along the
California border in close proximity (one day shipping time) to
concentrations of United States based composite manufacturers.

Since Version resins are not classified as a dangerous good, we
should avoid some of the costs and administrative burden
incurred by competitors shipping VOC categorized products.
Shipments can be made on any common carrier, at preferred
freight rates.

MARKETING AND SALES

Target Markets

The roll out of Version "G" has initially focused on the
pultrusion and filament winding sectors followed by certain
closed moulding processes such as resin transfer moulding
("RTM").

Our marketing strategy is to enhance, promote and support the
fact that its polyurethane-based composite products are unique
and have the ability to solve industry challenges in a cost

effective way. Our message to the pultrusion industry will focus on the Version resin's superior performance features, in particular increased production speeds, its VOC/HAP free benefits as well as new design and product applications made possible for the first time by its unique characteristics.

Initially the primary target market for Version "G" resin is the pultrusion industry. Version "G" has been formulated as a direct replacement for traditional resins that currently dominate in this market segment. The formulation of Version "G" allows the customer to use existing tooling, equipment, employees and procedures to satisfactorily and competitively manufacture parts, in the same manner as with traditional resins. The only changes required are the addition of a pumping system and, possibly, an injector block at a modest cost. If desired, certain aspects of a customer's existing tooling and equipment can be modified in order to further optimize the production of parts using Version "G" resin, resulting in enhanced speed of production and improved product quality.

The pultrusion industry has been targeted for various reasons:

    -   the inherent properties of thermosetting polyurethane
    based resin systems can be used to optimal advantage;

    -   the basic physical properties of the prototype Version
    resins were proven to be equal or superior to traditional
    resins;

    -   increasing pressure to restrict the use of polyester
    resins, currently the resin of choice, is being brought to
    bear by regulators, including the EPA;

    -   the pultrusion market has a long history of consistent
    growth, with most indicators pointing to continued or
    accelerating growth;

    -   products and processes that compete with pultrusion are
    experiencing greater than average cost increases;

    -   a few standard resin products can serve a large portion
    of this industry's needs;

    -   the market is not well supported by traditional
    suppliers of resin materials, either technically or

commercially:

- the market has shown a willingness to accept new and innovative technologies;

- key Resin Systems employees are very familiar with the technology and business aspects of this industry;

- the industry is small enough that it can be approached on a personal basis without the need for large marketing expenditures, indeed, many of the key players are personally known to key Resin Systems personnel; and

- the practices and technologies of this industry are uniform throughout the world.

Within the pultrusion industry there are several situations where switching to Version resins may be used to advantage by the customer as compared to traditional resin systems:

- increased performance of an existing product. If a customer is currently using vinyl-ester or epoxy resins, a switch will not result in a significant increase in cost, if any. If the customer is using polyester resins, a minor increase in cost may be experienced; generally less than 10% overall;

- a redesigned product using Version resins will enjoy the same or better performance characteristics and will benefit from a lower cost combination of resin and reinforcements;

- improved processing speeds and other processing advantages will reduce the overhead component of a customer's product cost and improve production efficiencies;

- new product designs, based on the unique properties of Version resins, will perform functions that are not physically possible, or not economically possible, using traditional resin systems;

- production problems due to cracking and warping of profiles from thermal stresses and shrinkage of traditional resins may be avoided and production speeds may be increased;

- limits on production due to environmental regulations
imposed on traditional resin systems can be avoided and
increased production rates enjoyed;

- workplace quality or health issues that threaten or
limit production can be reduced or eliminated; and

- reduce or avoid the time and costs of obtaining
environmental regulatory approval for new production
facilities. In certain instances, this may allow the
construction of facilities in densely populated areas,
which are closer to markets, labor and sources of input
materials.

These factors alone, or in combination, may be important to
pultruders depending upon their current situation. Version
resins offer opportunities for increased profitability and
productivity, however it will require an investment of time and
creativity on the part of the customer to fully realize these
benefits. As part of our marketing strategy, we will maintain a
high level of technical business customer support to assist the
customer in making the appropriate decisions necessary to
maximize the benefits of the Version resin systems.

Products made by pultruders are sold to a wide variety of
industries. These products have high structural strength, are
corrosion and weather resistant, and are light in weight.
Pultruded products enjoy a wide acceptance in the following
industries: construction, water treatment and water cooling
towers, electrical equipment, automotive, civil engineering and
infrastructure.

A few specific examples of pultruded products include
reinforcement bars for concrete structures, bridge decks,
electrical transmission line components, light poles,
transformers, I beams, ladders, tool handles and radio antennas.

Filament Winding

A significant potential market for the use of Version resins is
the composite process of filament winding. The physical
properties of Version's polyurethane based resin system are
competitive with epoxy systems currently used in the filament

winding process. The superior toughness, impact resistance and flexibility of Version resins will provide a significant advantage over traditional epoxy resins.

The largest market in the filament winding composite industry is the manufacture of small diameter pipe and tubing. This tubing is used in a variety of industries, but its primary use is underground pipe where high strength and inherent corrosion resistance are important characteristics. The primary pipe markets are petroleum exploration and production and chemical plant construction. Other filament winding applications include wafer softeners, water heater tanks, large diameter pipe, electrical components, utility poles and pole extensions.

Within the filament winding industry, Version resins can be used to advantage in the following situations:

  - they can be substituted for epoxy resins to improve the impact resistance of pipe resulting in reduced damage during shipment and installation;

  - they have has greater flexibility than pipe fabricated with traditional resin systems permitting them to be bent further before failure. This is of particular advantage in the transportation, handling, storage and installation of piping systems;

  - the natural high reactivity of the Version resin systems can allow for greater production speeds, with the potential to eliminate the curing cycle currently necessary for epoxy resin systems.

One of the largest potential markets for products manufactured using the filament winding process is the petroleum exploration, production and processing sector. This sector indirectly utilizes a large quantity of small diameter, high pressure piping. Traditionally, this market has been serviced by steel pipe; however the inherent and increasingly corrosive nature of the product handled by the industry is a major challenge. Recently, the petroleum industry has begun to accept the use of composite pipe for both new and replacement applications. The added benefits of polyurethane based resins will be a key selling feature for this market.

Resin Transfer Moulding

An additional target market is the closed moulding process known as Resin Transfer Moulding. This process has seen growing acceptance in recent years using resins such as polyester and vinyl-ester because it reduces (but does not eliminate) VOC emissions. Use of Version resins in the RTM process offers superior product performance and eliminates VOC's.

RTM is used to make complex shaped products from composite materials. An example of a high volume RTM part is the hood and fender structures of large transport trucks. These products are typically custom manufactured for a wide variety of industries, including automotive, marine, recreation, industrial, construction, infrastructure and aerospace. The RTM process is typically chosen where a medium sized production run (1,000 to 100,000 units) is required for medium to large size parts, typically 0.5 square meters to 5 square meters surface area.

Advantages of Version resins in the RTM process over traditional resins include:

- superior toughness and resistance to cracking;

- faster speeds and increased productivity;

- elimination of environmental issues associated with VOCs;

- improved dimensional stability and surface quality due to low shrinkage factors of Version resins; and

- compatibility with existing moulds, tooling, equipment, training and procedures.

RTM is a lower cost alternative to the closed moulding processes of Reaction Injection Molding and Structural Reaction Injection Molding, both of which have been used extensively in the automotive industry to date. Polyurethane based resins have been used extensively in both these processes. Taken together, these factors indicate that Version resins should experience positive market acceptance within the automotive industry.

Sales Force And Sales Strategy

We intend to ensure that customer awareness, education and technical requirements are being supported in a professional and effective way from the outset. We will make our chemist available to customers for advice on matters of chemistry and manufacturing processes.   We have established a customer service center at our Edmonton facility with full scale operating equipment, representative of the various composite manufacturing processes that can benefit from the use of Version resin systems. This facility will serve three important purposes: (1) to provide a readily available site for demonstration of Version resin systems using the customer's or our dies, (2) to provide a readily available training facility for education of existing and potential customers in the techniques of using Version resins, and (3) to provide a readily accessible platform for the ongoing research and development of new Version resin systems. Management believes that the establishment of this alternative site for the demonstration of Version resins will significantly reduce the time and cost to the customer for evaluation of polyurethane resin systems.

We will promote Version resin systems through a combination of public media channels. An internet web site will be developed which will provide detailed technical information on the optimum applications and use of the Version resin systems. This site will be targeted toward engineering design and production persons in the composite industry and will provide them the necessary information to apply and use the Version resin systems. In addition, a series of demonstrations will be presented on an as-required basis, in various locations throughout North America and subsequently in other markets. These demonstrations are designed to give production personnel the necessary information and exposure to techniques for using Version resins in regular production. A series of technical papers will be presented, at conferences and published in journals, on the unique properties and capabilities of the Version resin systems. Additionally, we intend to advertise in selected trade and technical journals to they promote Version resins.

In smaller market territories, where the account potential does not warrant the investment of a company salesperson, Resin Systems will endeavor to work with manufacturers' representatives or distributors to provide local coverage.

The Product Adoption and Purchasing Process

In the composites industry, new resin product adoption generally involves the following six stages:

1) Laboratory or pre-production trials are run using non-commercial test equipment to evaluate the overall process ability of the resin system and to generate internal technical performance data for purposes of comparison with existing products. This will generally be followed by a review by management to determine if the resins are suitable candidates for further testing and evaluation.

2) Preliminary production trials using available tooling (or temporary modifications to available tooling) to further evaluate and quantify the process ability of the resin, and to gain further technical data on the finished product. If practical, samples will be forwarded to the customer or end user for their evaluation and testing. Preliminary cost and production parameters will be generated for the purposes of preparing formal quotations.

3) If, in the opinion of management, the resin system offers some advantage (in cost, performance or environmental impact) a proposal or bid will be made to a potential customer or to internal management for the production of a new product. This proposal may include the cost of new tooling or equipment as required to process the new resin system.

4) If and when the proposal is accepted, a series of events must take place to make the production facility ready for the new product. These preparations may include:

- making of new molds, dies, clamps, jigs, guides, etc. as may be required,

- acquisition of new process equipment, as required (i.e. pumps, mixers, dispensers, storage tanks, etc.),

- acquisition of raw materials (resin, glass, additives, supplies, etc.),

- modification to process equipment, as required,

- training of personnel on new product or process, and

- updating of internal procedures (health, safety, quality, environment, etc.) for the new product or process.

5) At the appropriate time, a short production run of the new product is made for the purposes of training new personnel and to generate a quantity of sample products. These samples may require internal or third party testing to confirm that specifications and standards are being met.

6) Upon acceptance by the customer or management, and the assurance that product costing is acceptable, the new product is ready for regular scheduled production. An "open" purchase order will usually be issued at this time covering a 12 month period.

Typical resin product adoption cycles are four to eight months in duration, or longer if extended testing is required. It is commonplace for a manufacturer to select an initial product for conversion to a new resin system that is of secondary importance to their operations in order to complete evaluation with minimum risk. Depending upon the success of this minor product over a period of time, consideration will be given to converting products which are more critical to our operations. In this case, the full product adoption cycle may be one to two years in duration.

Once specified, the new resin system will become the standard for the product. Changing the resin system will require customer or senior management approval, and possibly further testing. Generally, there are no generic equivalents to the various resin systems used in composite production. The resin will be named specifically by manufacturer and product number. Resin selection is typically a senior management responsibility and is likely to be based upon overall value of the resin system as opposed to issues of commodity pricing.

Market Barriers

New entrants to the resin market place must overcome various barriers to entry. Version resin systems are formulated for specific composite manufacturing processes such as pultrusion, filament winding and resin transfer moulding. Our personnel have in-depth technical and production knowledge of these processes. The Version resin systems are designed and have been confirmed to perform optimally in these specific processes.

Our primary target markets of pultrusion, filament winding and resin transfer moulding are specialized fields of composite manufacturing. Major customers are relatively few in number, widely dispersed geographically and are not easily accessed through typical market channels. Access to this market requires personal recognition, integrity and a sophisticated understanding of the factors that influence the processing method and the industry. Our personnel have many years of experience within this industry and are able to approach key members of the group with a high degree of credibility. New entrants to the composite resin market will need to establish a high level of credibility with decision makers in order to gain access to this market.

Resins for the composite industry are sophisticated chemical products. Entrants to this market must have highly educated and experienced personnel with backgrounds in theoretical and production chemistry in order to provide the necessary technical support that customers demand.

The use and application of composite resin systems is also a technically sophisticated field. Customer service expectations require advanced engineering and production expertise, not generally available from industry or educational institutions. Our personnel have the necessary skills to provide prompt and thorough customer support for new product applications.

Identifying new entrants to the resin marketplace is primarily accomplished by participating in technical conferences and trade shows. New entrants to the marketplace must possess the credibility to be invited to make presentations at such conferences and shows. Resin Systems has established, through its personnel and working relationships, the necessary credibility to gain access to these distribution channels.

Transportation costs can represent 5% to 10% of the total wholesale cost of a resin product making regional blending and distribution facilities a key success factor. These facilities service a local geographic area and are usually within a one-day shipment time to the end user. Market entrants that do not have the ability to finance the construction of such facilities, or enter into cost effective toll processing or strategic alliance arrangements, will be restricted from gaining significant market share.

In the future, as environmental regulation becomes increasingly onerous, industry participants that do not have the resources to advance their product offering through research and development may be forced from the marketplace. The elimination of resins that contain HAPs, including styrene and other VOC's, will present a barrier to entry for new participants and may have a negative impact on existing participants.

THE COMPOSITE INDUSTRY

Industry Participants

Broadly, the composite industry is comprised of three, overlapping, groups of participants: the major chemical manufacturers and suppliers such as The Dow Chemical Company, Huntsman Chemicals LLC and Reichhold Inc., processors (employing pultrusion, filament-winding, open moulding and closed moulding methods) such as Creative Pultrusions, Inc. and Omniglass Ltd., which fabricate parts for the third category, manufacturers of particular products, such as window frames and telephone poles.

Market for Thermosetting Resins

Thermoset resins (as distinct from thermoplastics) are our target market. The following chart summarizes the entire U.S. market for resins in 2001, exclusive of reinforcement, fillers and additives.

United States Production, Sales & Captive Use, 2001 versus 2000 (*millions of pounds, dry weight basis*) [1]						
Resin	U.S. Production			Total Sales & Captive Use		
	2001	2000*	% Change 2001/2000	2001	2000*	% Change 2001/2000

48

Epoxy [2]	601	693	-13.3	597	669	10.8
Urea and Melamine [3]	3,040	3,169	-4.1	3,021	3,149	-4.1
Phenolic [3]	4,362	4,353	0.2	3,894	3,965	-1.8
Total Thermosets	8,003	8,215	-2.6	7,512	7,783	-3.5
Thermoplastic Polyester [2][4]	6,898	7,029	-1.9	6,972	7,239	-3.7
Other Thermoplastics	73,558	77,177	-4.7	74,754	77,314	-3.2
Total Thermoplastics	80,456	84,206	-4.5	81,726	84,726	-3.3
Engineering Resins [3]	2,542	2,992	-15.2	2,639	2,876	-8.2
All Other [5]	10,108	10,768	-6.1	10,081	10,728	-6.0
Total Engineering & Other	12,650	13,760	-8.1	12,720	13,604	-6.5
GRAND TOTAL	101,109	106,181	-4.8	101,958	105,940	-3.8

* 2001 data for polystyrene and thermoplastic polyester have been adjusted to provide valid year-to-year comparisons.
1. Except Phenolic resins, which are reported on a gross weight basis.
2. Sales & Captive Use data include imports.
3. Canadian production and sales data included.
4. Canadian and Mexican production and sales data included.
5. Includes polyurethanes, unsaturated (thermoset) polyester, and other resins.

Source: APC Plastics Industry Producers Statistics Group, as compiled by VERSIS Consulting, LLC, APC

INDUSTRY TRENDS

Growth of Composite Market

The Composites Fabricators Association expected North American composites shipments to decline by 13.6 percent in 2001, but rebound in 2002.

The following statistics are from an October 2001 report prepared for the United Kingdom Department of Trade and Industry, which explored some of the trends currently facing the worldwide composites industry. Composites are expected to grow at a rate of at least 35% in Infrastructure Applications, with the strongest growth in bridges and repair/strengthening of reinforced concrete structures. One area, allied to construction, that is seeing massive growth is wind energy, with increasing use of composites for turbine blades, in particular.

Composites of wood and polymers are growing fast in North America and are widely expected to follow suit in Europe, particularly for decks, railing systems, and related outdoor structures. The market for polymer-wood composites has reached 318,000 tonnes in North America and is projected to more than double by 2005.

Transportation is one of the largest markets for composites, although not the high growth area. In the U.S., the use of reinforced thermoset composites by car manufacturers has nearly doubled in the last decade, largely because composites have increasingly been chosen, by original equipment manufacturers to replace steel for body panels and structural components. In Europe the trend is toward thermoplastics, almost to the exclusion of thermosets.

In parallel with the trends in the markets, significant trends in technologies have emerged in recent years and are continuing. These trends revolve around the materials and process technologies used to meet the market demands, or to meet other requirements such as legislation.

Manufacturing processes show a clear trend toward higher-skill, more capital intensive processes such as resin infusion and resin transfer moulding (RTM). Other increases in processes such as pultrusion, injection moulding and filament winding reinforce the trend towards higher levels of sophistication, cleanliness and automation.

The overall revenue of the U.S. composites industry is approximately US$5.6 billion, and is forecast to grow at an average of 2.6% per annum to 2005. It is estimated that North

America has 31% of the finished product tonnage, followed by Western Europe with 27%, and Asia-Pacific with 26%.

Unmet Composite Demand

The composite industry, particularly larger manufacturers, are currently operating well below capacity, with significant unmet demand due to EPA regulation of Hazardous Air Pollutants. This trend is anticipated to continue forcing industry participants to seek new avenues of regulatory compliance through the use of HAP and VOC free raw materials.

Increasing Environmental Regulation

The U.S. thermoses resin industry is under intense scrutiny over the use of styrene based polyesters and vinyl esters, and the production of harmful "greenhouse" gases or HAPs. The EPA's regulatory guidelines are expected to become increasingly restrictive, resulting in increased financial and administrative burdens for manufacturers. Specifically, it is anticipated that the EPA will introduce legislation further restricting the use of resins containing VOCs, as well as requiring the purchase and installation of supplemental equipment, such as scrubbers, to reduce VOCs in the workplace and in atmospheric emissions. These legislative initiatives, in whatever form the EPA proposes, will add considerable expense to those manufacturers that continue to use traditional resins. A similar trend is evolving in the Province of Ontario.

COMPETITION

Competitive Companies

The resin industry can be segmented into three broad categories: divisions of multinational conglomerates; diversified mid-sized producers and numerous specialized regional companies. Market share is relatively fragmented with no single manufacturer holding a dominant position.

The large multinational conglomerates include Huntsman International, LLC, Minnesota Mining & Manufacturing Company, Owens-Corning Fiberglass Technologies Inc., Reichhold Inc., The

Dow Chemical Company, AOC and Ashland Inc. All of these companies have annual sales in the billions of dollars and provide a wide range of raw chemicals, composite resins and epoxies that can meet most manufacturers' complete requirements.

The multinationals each produce a variety of resin products that supply a number of industries, including the composites industry. Within the composites industry, each manufacturer will produce a number of resins, usually 10 to 50 different formulations, which will be made generally available to the industry. Customers select their resins from these standard products, and either use them directly or modify them for use in their process. In many cases, the competitive resin formulations are interchangeable between suppliers, resulting in "commodity" purchasing practices based on price. Only a small number of resin formulations, specifically in the (relatively small) corrosion equipment fabrication market, are recognized and purchased on the basis of brand names.

The last decade has seen a consolidation in the composite resin supply industry. The number of resin suppliers has dropped dramatically as larger companies have bought up smaller companies. Consequently, fewer resin formulations are currently available compared to a decade ago. In general, the resin industry is running at or near capacity, with supplies keeping pace with increases in composites industry growth. There do not appear to be trends towards reduction in prices or diversification of formulations within the current composite resin supply industry.

Industrial composite resins are marketed either directly (to major customers) or through distributors. Generally, major customers are considered to be in excess of U.S.$ 1 million in sales annually. Direct marketing is generally based on tank truck load quantities. Marketing through distribution is typified by drum or tote quantities. Depending upon quantities, some customers may accept resin from several sources; mixing direct sales and distribution sales according to different needs. Resin prices for direct sales are generally based on year to year contracts, negotiated directly with the resin manufacturer. Distribution sales are generally based on standard price lists, although discounts and rebates may be applied for larger customers.

There are two national and less than a dozen major regional

distribution companies catering to the industrial composites industry. Additionally, there are a multitude of smaller distributors in localized or specialty markets. It is not uncommon for a single distributor to handle resins from different chemical companies; even for generically similar formulations. The primary value added by the distributor is local warehousing and small batch delivery. A general characteristic of all distributors is that they lack in-depth technical knowledge cn the broad variety of products that they sell.

In-depth technical service to the resin user is, in general, provided directly by the resin manufacturer. Each resin manufacturer maintains a small, but highly skilled, technical service group to resolve the needs of the users. Often, even among the larger chemical companies, there is only limited personnel to cover the needs of the entire industry. As a consequence, only the largest or most vocal of customers is receiving professional technical support.

Resin believes a significant threat to business success may come from research and development arms of multinational chemical companies. They have significant resources, both financial and technical, and are in the position to evaluate the scope and potential of the marketplace.

COMPETITIVE PRODUCTS

General

The vast majority of composite resins are sold in the industrial market place as distinct from the small, highly specialized, aerospace industry with its exceptionally demanding performance requirements. Although the polyurethane based Version resins provide superior physical properties to some resins used in the aerospace sector, this is not an industry We are currently targeting.

In the pultrusion and filament winding industry, the major competitors to Version resins include any of the traditional thermosetting resin materials: polyester, vinyl-ester and epoxy. Polyesters have generally good physical properties and can be used in a wide variety of applications. Their major limitation is that they are somehhat brittle materials and have relatively poor strength properties. Vinyl-ester and epoxy resins are generally stronger, and give improved properties of shear and transverse strength, compared to polyester. Typical vinylester and epoxy pricing is 150% to 250% of the cost off polyester materials.

Phenolics

In certain pultruston and filament winding applications phenolic resins are used. The primary advantage of phenolics is their resistance to fire, however they are generally more brittle and weaker than polyester resins. We anticipate that the natural fire retarding capabilities of certain formulations of Version resin can be applied to products requiring fire resistance. Phenolic resins would be considered competitors to such formulations. Currently, only a very small amount of phenolic resin is used in the industrial composites field, and as such the pricing of the resin is consistent with small volume, specialty products, and is therefore more costly than Version resins.

Epoxies

Although epoxies have been used extensively in the aerospace industry, their use in industrial composites has been limited. The exception is small diameter filament wound pipe where epoxies have been the material of choice due to higher strength and impact resistance. Many of the same factors that favour the use of Version resins, also favour epoxies. Like Version resins, epoxies do not contain VOC's and are relatively easy to handle, ship and store. Epoxies can be formulated for extended curing times, which current Version resins cannot. Conversely, epoxies need extended elevated cure cycles to reach maximum properties whereas Version resins can be cured quickly at room or slightly elevated temperatures. In general, epoxies are more difficult to process and cure than Version resins. Epoxies have experienced a rapid growth in the industrial composites industry in recent years, generally at the expense of polyesters. Epoxies have the potential to compete with Version resins, especially if epoxy pricing can be reduced to approximate polyester pricing.

Thermoplastics

Although the vast majority of industrial composite materials are thermosetting resins, there have been recent developments of composite materials using thermoplastic materials. Thermoplastic versions of both urethane and polyester chemistries, as well as more common thermoplastic materials such as polyethylene and polypropylene, have been demonstrated in the pultrusion process. These thermoplastics have significant cost advantages over traditional thermosetting materials, generally costing 30% to 50% of those materials. Processing speeds can be quite high, although to date this has been limited to thin profiles (ea. sheeting). An advantage of the thermoplastic pultrusion samples examined. to date is that they have very high toughness and impact resistance. Disadvantages include poor surface quality, porosity, relatively low strength, poor weather resistance and limited application under high temperature conditions (150° Fahrenheit and above).

Specific examples of thermoplastic pultrusion products arcs "Fulcrum" manufactured by The Dow Chemical Company and "Twintex" by Saint-Gobain Vetrotex America, Inc. These products may compete with Version resins as thermoplastic technology further develops and prices are reduced.

Substitutes

There are several substitute materials that can be viewed as competition to composite materials. These include traditional building materials such as wood, steel, aluminium, plastics and reinforced concrete. Currently, aluminium is the material that is most directly substitutable for pultruded composite materials, although in certain circumstances wood and steel may be alternate materials. With recent rises in energy prices, aluminium has become relatively more expensive; opening the door for substitution by pultruded resin products. However, a reduction in the cost of aluminium may result in customers returning to aluminium for certain applications.

Environmental Compliance

In terms of environmental regulation, it is possible for manufacturers utilizing traditional resins to reduce emission levels by installing and operating suitable pollution control

55

equipment. However, this equipment is costly to purchase and operate, and does not completely remove all hazards or regulatory compliance issues associated with VOC's

Raw Materials

Resin Systems has used in the past and is still able to use numerous suppliers, in order to produce Version resin. In the opinion of management, we are not at risk of non-supply from any one supplier as we have the capability to switch suppliers for any particular component of Version resin. The risk, if any, relates to pricing of the components to which management feels it is maximizing its advantage. At present the utilizing of one supplier for a particular number of the chemicals required maximizes the price discount that Resin receives and enables us to leverage our pricing to customers and potential customers. As volumes increase, management believes that it may further increase this leverage, however should there be an issue of supply it will not hesitate to find alternative suppliers in order to deliver Version resin to our customers.

C.   Organizational Structure

We have six subsidiary companies of which five are wholly owned and one is 85% owned. The wholly owned subsidiaries are Resin Systems Incorporated, Resin Systems International Ltd., Resin Systems Sales Limited, Uni-Seal USA Ltd., and Uni-Seal Canada Inc. The 85% owned subsidiary is Uni-Seal Moulding Technologies Inc. All of the subsidiaries are inactive at this time, however Resin Systems Incorporated was active for the first quarter of fiscal 2002.

D.   Property, Plant, and Equipment

Research and development and blending of products takes place at the 21,000 square foot blending plant at our headquarters which also serves as the head office located at 14604 - 115A Avenue, Edmonton, Alberta, T5M 3C5. The primary lease on this property expires on January 31, 2007. We have the option to extend the lease for a further five years. Resin Systems has no other properties.

We have purchased as at the date of this filing, from a private

firm in Edmonton, a pultrusion machine that we use for testing
and producing pultruded parts for select clients.

ITEM 5.   **OPERATING AND FINANCIAL REVIEW AND PROSPECTS**

This discussion and analysis of our operating results and
financial position should be read in conjunction with the
financial statements and the notes thereto forming a part of
this Statement. Additionally, the reader should refer to the
sections entitled "Risk Factors" and "Selected Financial Data"
disclosed in this document. In additions to historical
information referred to as at financial statement date, the
following discussion will contain management's interpretation of
events that have occurred subsequent to that date.

The financial statements presented utilize Canadian generally
accepted accounting principals [CDN GAAP] and any differences
between Canadian and United States generally accepted accounting
principals [US GAAP] are addressed in Note 17 of the August 31,
2002, 2001 and 2000 financial statements. In utilizing CDN GAAP
management is required to make certain estimates, judgments and
assumptions that we believe are reasonable based upon the
information available. These estimates and assumptions affect
the reported amounts of the assets and liabilities at the date
of the financial statements and the reported amounts of revenues
and expenses during the periods presented.

In the spirit of compliance with disclosure of our critical
accounting policies, included in the accompanying Audited
Financial Statements of August 31, 2002, the reader is urged to
incorporate into their reading of this document the accounting
policies presented in Note 2. Additionally, the reader is urged
to read Note 9 in the financial statements as it relates to the
commitments incurred.

Our primary source of revenue has been from our proprietary Uni-
Seal industrial coatings. We have limited success with this
product, the main reason being, the time-line required for
customers to adopt an industrial coating. This time-line
requires that sample test projects out perform the customers
existing product of choice and this usually is measured in
years.

As an outgrowth of the industrial coatings, we have developed a

composite resin ("Version") that does not contain any volatile
organic compounds (VOC's). In fiscal 2000, we concentrated our
efforts on further development and pre-commercialization the
Version composite resin. We have continued to service existing
industrial coating customers but has not pursued expansion of
this segment owing to limited success based on time-line
requirements mentioned above.

A.   Operating Results

**Year Ended August 31, 2002 Compared With Year Ended August 31,
2001.**

During the fiscal year ended August 31, 2002, we revised our
operations and instituted a new business plan. As a result of
this revision, we closed our U.S. subsidiary office (Resin
Systems Incorporated) and reduced our staffing levels in both
the U.S. and Canada. Management's primary reason for these
reductions stems from the poor economic outlook for the
composite industry in the United States and the lack of
significant in-roads in the composite market prior to these
reductions. We continue to service our customers from our
Edmonton office and will re-establish a U.S. presence as soon as
economic conditions permit.

Under this revised business plan we extended the use of our in-
house pultrusion equipment previously used exclusively for
research and development, to produce end user composite
pultruded parts. To this end, we received a minimum annual
commitment of $500,000 (Cdn) from a U.S. based construction
supply firm. Management anticipated that this commitment would
commence immediately and that it would spur the adoption of our
Version resin system in the composite market. This commitment
was seen as moving us into the end product manufacturing sector
and adding another dimension to our set of capabilities. As the
year progressed, the construction firm did not take delivery of
over 4% of this minimum commitment. Management viewed the cost
of litigation to establish damages as not economically feasible.

Additionally, we sold our Uni-Seal USA Ltd. subsidiary's land
and building for gross proceeds of $75,000 U.S.

Operations in the opinion of management constitute one business
segment.

Revenues for the year ended 2002 were 27% or $74,000 higher than those for 2001 as a result of the poor economic outlook in composites and in spite of a long cool spring in 2001 which is detrimental to coatings sales.

Total expenses before under-noted items were down marginally, $7,736, owing to increases in cost of sales, direct and product development, and amortization, while all other expense captions have reported deceases.

Cost of Sales as a percentage of revenue is higher by 9% owing exclusively to product mix.

Direct and product development expenses increased $468,151 over last year as a result of our development of two new Version resins, specifically, Version F and S, as well as, the retention of the Alberta Research Council ("ARC") to provide testing data on the Version line. The initial expense for ARC was approximately $185,000. Another contributing factor to this increase was the reorganization of the department and the gearing up to do "in-house" pultrusion.

Marketing and business development costs decreased $231,155. This decrease is mainly due to the closing of the U.S. office and the reduction of personnel in Canada and the U.S. for this caption.

General and administration expenses decreased $279,092. This decrease is attributable to a reduction in staff in the Edmonton office amounting to approximately $140,000 and reduced professional fees. In fiscal 2001, we spent significant sums in making application to the SEC as well as preparation of debenture financing documentation.

Interest and other charges recorded a reduction of $40,607 owing to the conversion of previous Note Payable debt into equity as disclosed in Notes 7 and 8 in the accompanying financial statements.

Write-down of capital and intangible assets are significantly lower than 2001 as in 2001 we wrote down our development costs relating to Version resin which had been previously capitalized. In fiscal 2002 we wrote down the lease-hold improvements we had capitalized while in our former location in Edmonton.

Net loss for the year was 34% lower than 2001 or approximately
$888,000 of which the majority came from the write-down of
intangible assets mentioned above.

U.S. GAAP Reconciliation

Note 17 of the accompanying Consolidated Financial Statements
set forth the differences between Canadian generally accepted
accounting principals ["Cdn GAAP"] and changes required to
conform the statements to U.S. generally accepted accounting
principals ["US GAAP"]. The note explains the differences
relating to: intangible assets, write-down of capital assets,
revenue and cost of sales, stock based compensation and shares
to be issued as relate to Cdn GAAP and the changes required to
conform to US GAAP.

Included in the note are detailed reconciliations for
Comprehensive Loss, Retained Deficit and the impact of Balance
Sheet items that change owing to the differences in GAAP. Please
refer to this note for reconciliations for the fiscal years
2002, 2001 and 2000 as well as an explanation of opening share
capital for fiscal 1999 under "Impact of balance sheet items".

**Year Ended August 31, 2001 Compared With Year Ended August 31,
2000.**

During fiscal 2001, we began the commercialization process of
our Version "G" resin. In this step, potential clients were
identified and approached, and our staff provided in-house
demonstrations with Version "G" resin and the processes involved
in taking advantage of its characteristics.

As mentioned above, reported revenues are strictly from the sale
of Uni-Seal coatings and reflect our focus of committing
resources to the Version resin product line development. The
drastic reduction in sales relates to our divesting of
application personnel and lack of application equipment sales.
Overall sales were down $396,000 in fiscal 2001 as compared to
fiscal 2000. In fiscal 2000, we sold over $160,000 in Uni-Seal
application equipment while in fiscal 2001 sales were zero.
Additionally, sales in Canada of Uni-Seal product were $443,000
in fiscal 2000 where as they were $97,000 in 2001, however sales

into the United States were $132,000 in 2001 while only $52,000 in 2000.

Total expenses increased 3% or $68,381 over 2000 owing to increases in a number of areas, most notably marketing and general and administrative.

Cost of sales as a percentage of sales improved 23% from 2001. This is attributable to enhanced inventory control and product mix sold in 2001.

Marketing costs increased $150,456 or 38% over the previous year. The majority of these costs, $105,000 or 70%, relate to the establishment and staffing of a sales office in the United States. The primary objective of this operation was to identify and establish a client base for our Version resin. As noted above, this office was closed in fiscal 2002 owing to a sagging economic climate in the composite industry. The remaining $45,000 is equally split between labor and samples.

General and administrative costs increased $563,646 or 106% in fiscal 2001. Only $35,000 or 6% relate to the United States office of which $18,000 were for rental of office space and furnishings and $12,000 for professional fees in establishment and maintenance of the subsidiary. Our Edmonton office saw an increase of $527,648 over fiscal 2000. Of these costs the most notable are; rent $45,000, labor $159,000, and professional fees $285,000. Rental costs in fiscal 2000 were less than half the amount above owing to the fact that Resin Systems had owned the land and building before entering into a sales / lease back agreement. Of the labor increases, over a third relate to the salary of the former President and CEO, John McCrae, consistent with his contract his salary increased from $60,000 to $120,000 per annum. The balance relates to additional personnel and salary increases. Professional fees relate to three primary areas: fund raising, investor relations and other miscellaneous fees. The fund raising fees were approximately $171,000 of which $93,000 relate to our initial undertaking to establish a U.S. trading base for its shareholders, the remaining $78,000 relate to general capital raising information from consultants. $58,000 relate to investor relations activities as we used a firm to co-ordinate and publicize activities which it undertook in fiscal 2001. The remaining $56,000 relate to personnel procurement fees and additional consultants used in deriving an overall business strategy.

Increases in interest and other charges, relate to interest on
Notes Payable, which were not present in 2000.

In fiscal 2001, we wrote off the majority of our capitalization
in intangibles in the amount of $775,661. This write down was
primarily made up of development costs for Version resin, and we
felt it prudent to reduce these costs as recovery of them could
not be reasonably be regarded as assured.

Additionally, we wrote down our land and building located in
United States by $49,744 to more closely reflect the market
value of these assets that were subsequently sold in fiscal
2002.

The net loss for the year was 2.5% or approximately $66,000 less
than 2000 after taking into consideration write-downs of assets.

B. Liquidity and Capital Resources

Year Ended August 31, 2002

To date we have found ourselves required to raise funds for
research and development, capital asset acquisitions and working
capital through the issuance of capital stock. In the year
ended August 31, 2002 we had negative cash flow from operations
of $1,471,369 as per the Consolidated Statements of Cash Flow.
To augment this shortfall, we raised $1,234,467 net of
transaction costs, through a private placement, as well as, paid
off $200,000 in notes payable issued in fiscal 2001 and
converted $739,000 of notes payable raised in fiscal 2002 to
equity upon entering into an agreement with the National
Research Council ("NRC"). (See Notes 7, 8 and 15 of the
financial statements.)

To assist in funding future research and development we entered
into an agreement with the NRC in April of 2002. Under this
arrangement we will receive up to $400,000 for pre-
commercialization of our Version F and Version S resins. We are
required to repay these fund commencing June 1, 2005 at the rate
of 1.9% of gross revenue (see note 15 in the accompanying
financial statements).

We also entered into an agreement with the Alberta Research

Council ("ARC") in April 2002 to provide us with research and development services on its Version resin system. The ARC will provide up to $500,000 in research and development services in exchange for the monetary equivalent in common shares (see note 15 in the accompanying financial statements).

On December 2, 2002, we commenced a private placement financing to raise a maximum of $3,000,000. This financing will enable us to establish a fully operational manufacturing facility, infrastructure and marketing/sales team to commercialize the manufacture and sale of composite poles (see note 16 in the accompanying financial statements).

Working capital as at August 31, 2002 was $893,178 which in managements opinion will, with the financing mentioned above, fund our operations for twelve months and the establishment of a Canadian manufacturing facility. However, for the establishment of a U.S. manufacturing facility, management believes it may require additional funding dependent on the time this project is undertaken and the contribution the Canadian operation could make to the capital requirements.

Year Ended August 31, 2001

For the year, we had a negative cash flow from operations of $1,766,794 as per the Cash Flow statement. Management, during the year, wrote down the land and building we held in the United States to more closely reflect the fair market value of the property, which was sold subsequent to year end.

During the year we completed three funding projects namely, an offering memorandum, the issuance of Notes Payable (see Note 7 in the financial statements) and a prospectus. As noted in note 7, all but $300,000 (principal sum) of the Notes Payable holders elected to partake in the prospectus which provided those individuals with a premium for exercising this option. No other debt is outstanding at the end of the year.

During the year, we purchased production related equipment in order to more efficiently fill expected orders of our Version resin. Additionally, Resin Systems sold equipment related to the industrial coatings component of the business which we had not used in some time. Finally, intangible assets which had been capitalized during the prior year to managements' decision to write down these costs as indicated above.

Working capital as at August 31, 2001 was $177,896 and in managements' opinion is sufficient to fund Company operations for a period of three months. Given this term, management has undertaken to issue Promissory Convertible Notes subsequent to year end as disclosed in note 16 of the financial statements.

Year Ended August 31, 2000

For the year we had a negative cash flow from operations of $785,165 as per the Cash Flow statement. During the year, management decided to write down inventory and intangible assets that relate to industrial coatings owing to our change of focus in developing our Version composite resin. Additionally, we wrote down the carrying value of our land and building we held in the United States.

We raised $387,633 net of transaction costs on the issue of common shares as well as reduced Long-term Debt by $211,211 through the sale of our land and building held in Edmonton. During the year we purchased incidental equipment for sales and marketing to allow for demonstrations of the Version resin at potential customers' locations. Additionally, pursuant to the sale of our premises, we entered into a lease arrangement with terms that it advance a security deposit along with prepaid rent for the period of the lease. Proceeds from sale of assets represent the sales of the above mentioned premises as well as a vehicle and trailers which we were no longer using. Finally, we capitalized intangible costs related to the development of the Version composite resin which is permissible under Canadian generally accepted accounting principals.

Working capital for the year ended August 31, 2000 was $326,834 which management believes will fund our operations for three months. To this end, we, at year end, were in the process of finalizing an offering memorandum which we anticipate will fund operations into the new fiscal year.

C.   Research and Development, Patents and Licenses

Research and development has represented a major investment for us over the past years. For the year ended August 31, 1999, we spent $726,032 on research and development activity. This was the last year that any funds were spent on the Uni-Seal products. For the years ended August 31, 2000 and 2001, spent $229,882 and $163,891 respectively, on direct and product development expense, with another $423,003 spent during the year ended August 31, 2002. While the research phase for our Version resin program is substantially complete, ongoing product development and testing will remain a key activity for us.

We entered into a strategic agreement with Creative Pultrusions, Inc. in February 2001, for an initial term of two years. Creative Pultrusion will be providing technical assistance in the development of extended family of Version resins. Management anticipates this will help reduce development costs in the future.

We protect our intellectual property using a combination of patent protection, trademarks, licenses, non-disclosure agreements and contractual provisions. David Slaback and Gail Ryckis-Kite, our employees, have assigned to us a Canadian patent application and a United States patent application which applications were made by them and which are important to our current business. In fiscal 2002, Resin Systems received its US patent on all 37 claims contained in it.

D.   Trend Information

We have designed and are offering Version "G" as a "traditional resin replacement" product. Although our internal cost structure, in particular unit costs, permits direct competition against the vast majority of current commodity resins, our initial strategy will be to focus on premium pricing opportunities based on Version's unique features and potential for new product applications.

Commodity polyester resin systems, once readied for production by the end user (who typically add other ingredients such as mould releases, fillers, pigmentation, ultra-violet inhibitors, etc.), cost approximately U.S. $1.20 per pound. Today's higher performance epoxy resin systems cost in the range of U.S. $1.90 to U.S. $2.30 per pound.

Our current cost is approximately U.S. $1.20 per pound, based on low volume input chemical economics.

Based on a cost of U.S. $1.20 per pound, we intend to set an introductory price of approximately U.S. $1.80 per pound, which falls between current polyester and high-end (epoxy) resin pricing. This price point will permit us to offer a new product with polyurethane properties at a competitive price in an under serviced market.

We anticipate operating margins in the 25% to 35% range during the product introduction stage. The potential for improvement with in-house or strategic alliance manufacturing will move these margins towards the 50% range dependent upon the specific market approached. Pricing and margins for Version "G" variations produced for specific purposes, such as Version "F", "C", "W", "T" and "S" or incorporating recycled crumb rubber will command higher pricing and hence higher operating margins.

We are not aware of any trends related to purchasing, sales, inventory or otherwise, or any uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon the net sales or revenues, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating financial condition.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

The following table sets forth the names of Resin's directors and executive officers .

NAME AND OFFICE HELD IN RESIN SYSTEMS	AGE	PRINCIPAL BUSINESS ACTIVITIES PERFORMED <u>OUTSIDE THE COMPANY DURING THE PAST FIVE YEARS</u>
Dr. Brian Carpenter Chairman and Director	55	One of the original founders of Resin Systems and Chairman since 1995. President of BYO Balance Ltd. a holistic health care facility, since 1990.
Greg Pendura President and CEO, and Director	54	One of the original founders of Resin Systems and President and Chief Executive Officer since July 3, 2001. Executive Vice President and Director of Resin Systems from July 1995 until July 3, 2001.
David Slaback Vice President Operations and Director	41	Vice President of Operations since August 2002. Director, Customer Relations and Technical System of Resin from March 1999 until August 2002. From September 1998 until March 1999 Vice President of Uni-Seal USA, Ltd. Prior thereto, Vice President of Uni-Seal Coatings Company, an industrial coatings company, from 1992 to September 1998.
Len Danard Director	55	Director of Resin Systems since September 17, 1998. President of Anglo Swiss Resources Inc. a junior mineral exploration company listed on the Canadian Venture Exchange, from December 1992 to present.
Dwayne Hunka Director	45	Director of Resin Systems since September 17, 1998. Vice President and Manager of Waiward Steel Ltd., a steel fabrication company, since 1978.
Douglas Grindstaff Director	62	Director of Resin Systems since _____. Since retiring from his position of President of Genesco in 1994, he has served as an independent business consultant and served on several corporate boards. He is presently a board member of PienGen Medical.
Keith Gerrard Controller	47	Controller of Resin Systems since April 2000. Prior thereto, Controller of Cage Transport Ltd., an oilfield transport company, since February 1997. Prior thereto Plant Controller, Centennial Food Corp., a food processing company.

To our knowledge, there are no arrangements or understandings between us and any director or executive officer and any other person pursuant to which such director or executive officer was selected and there is no family relationship between any such director or executive officer and any other such director or executive officer.

B.   Compensation

We do not pay fees to directors, but from time to time have granted stock options to directors. In addition, directors are reimbursed for their out-of-pocket expenses incurred in carrying out their duties as directors.

Executive Officers

Alberta securities legislation requires disclosure of particulars of compensation paid to the Executive Officers by us or any of our subsidiaries for services rendered during the most recently completed financial year. For these purposes, "Executive Officer" means:

- the chairman and any vice president of the board of directors who performs the functions of that office on a full-time basis;

- the president or any vice president in charge of a principal business unit such as sales, finance or production; or

- any officer of Resin Systems or any subsidiary who performs a policy making function in respect of Resin Systems, whether or not that officer is also a director of Resin Systems or such subsidiary.

- Similarly, British Columbia securities legislation requires disclosure of particulars of compensation paid to each of the following "Named Executive Officer" in each of the three most recently completed fiscal years:

- the chief executive officer or an individual who acted in a similar capacity at any time during the most recently completed financial year;

- each of the four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year, and whose total salary and bonus exceeds $100,000 per year; or

- any additional individuals for whom disclosure would have been provided under the previous bullet point but for the fact that the individual was not serving as an executive officer of Resin Systems at the end of the most recently completed financial year.

Other than as set forth in the table flow, no Executive Officer or Named Executive Officer was paid or earned compensation from us for performing his or her duties during the fiscal years ended August 31, 2002, 2001 and 2000. No other executive officer has received a salary and bonus exceeding, in the aggregate, $100,000 during the fiscal year ended August 31, 2001.

| NAME AND PRINCIPAL POSITION | FISCAL YEAR ENDED | ANNUAL COMPENSATION | | | SECURITIES UNDER OPTIONS | ALL OTHER COMPENSATION |
		SALARY	BONUS	OTHER COMPEN- SATION		
Dr. Brian Carpenter [1] Chairman	2002	Nil	Nil	Nil	400,000	
	2001	Nil	Nil	Nil		
	2000	Nil	Nil	Nil		
Greg Pendura [2] President and CEO	2002	$96,360	Nil	Nil	500,000	
	2001	89,060	Nil	Nil	200,000	
	2000	78,000	Nil	Nil		
John McCrae [3] Former President	2001	$120,000	Nil	Nil		60,000 Common Shares
	2000	60,000	Nil	Nil	400,000	20,000 Common Shares

Notes:

(1) - Dr. Carpenter was our Chief Executive Officer from August 17, 1998

until July 1, 1999.

(2) - Mr. Pendura became President on July 6, 2001.

(3) - Mr. McCrae commenced his employment with us as our President and CEO effective July 1, 1999 and resigned July 3, 2001.

During the fiscal year ended August 31, 2002, directors received, and exercised, the following options on our common shares. No SAR's (stock appreciation rights), warrants or other rights to purchase our common shares were granted to any directors during this period.

	Options Granted				Options Exercised	
	Number	Expiration Date	Exercise Price	Date of Grant	Number	Exercise Price
Dr. Brian Carpenter	100,000	Nov 20/06	$ 0.34	Nov 20/01	Nil	Nil
	100,000	May 03/07	0.40	May 03/02	Nil	Nil
	200,000	May 21/07	0.40	May 21/02	Nil	Nil
Len Danard	100,000	Nov 20/06	0.34	Nov 20/01	Nil	Nil
Dwaybe Hunka	100,000	Nov 20/06	0.34	Nov 20/01	Nil	Nil
E. Douglas Grindstaff	250,000	Jul 31/07	0.40	Jul 31/02	Nil	Nil
David Slaback	150,000	Nov 20/06	0.34	Nov 20/06	Nil	Nil
	100,000	May 03/07	0.40	May 03/02	Nil	Nil
	300,000	May 21/07	0.40	May 21/02	Nil	Nil
Greg Pendura	150,000	Nov 20/06	0.34	Nov 20/01	Nil	Nil
	100,000	May 03/07	0.40	May 03/02	Nil	Nil
	250,000	May 21/07	0.40	May 21/02	Nil	Nil

Other than the stock option program described under "Options to Purchase Securities from Registrant or Subsidiaries." We do not

have any plans, which provide compensation as an incentive for
performance over a period longer than one financial year. We
have no retirement plan, pension plan or other form of
retirement compensation for our employees.

C. Board Practices

Directors are elected annually at our annual meeting of
shareholders and hold office until the earlier of their
resignation or removal from office at a subsequent annual
meeting of shareholders. The articles of Resin stipulate that
the board of directors shall consist of a minimum of one and a
maximum of 15 directors. Vacancies created by departing
directors may be filled by the Board of Directors between annual
shareholders meetings.

There are no service contracts between us and any of our
directors.

Audit Committee

Our Audit Committee currently consists of Greg Pendura, Len
Danard, and Dwayne Hunka.

The general function of the audit committee is to review and
approve the scope of the audit procedures employed by the
independent auditors, to review the results of the auditor's
examination, the scope of the audits, the auditor's opinion on
the adequacy of internal controls and quality of financial
reporting, as well as our accounting and reporting principles,
policies and practices, as well as the accounting, financial and
operating controls. The audit committee also reports to our
board of directors with respect to such matters and recommends
the selection of independent auditors.

D.   Employees

The following table sets forth the number of our employees and
our operating subsidiaries at the end of the last three
financial years, including their main category of employment and
geographic location. These numbers exclude executive officers
who are employees, but include consultants on long term

contracts. None of these employees are presently covered by any collective bargaining or union relationship.

	2002		2001		2000	
	Canada	U.S.A.	Canada	U.S.A.	Canada	U.S.A.
Operations	4	NIL	3	2	3	NIL
Accounting	1	NIL	1	NIL	1	NIL
Administration	1	NIL	1	NIL	1	NIL
Total	6	NIL	5	2	5	NIL

E.   Share Ownership by Directors and Executive Officers

The following table sets forth the number of common shares held by each person listed in subsection 6.B as at December 31, 2002.

NAME	APPROXIMATE NUMBER OF COMMON SHARES HELD DIRECTLY OR INDIRECTLY	PERCENTAGE OF TOTAL COMMON SHARES ISSUED AND OUTSTANDING	OPTIONS GRANTED	OPTION EXERCISE PRICE	OPTION EXPIRY DATE
Dr. Brian Carpenter	3,513,032 [1]	10.4%	100,000 100,000 200,000	$0.34 $0.40 $0.40	Nov 19, 2006 May 3, 2007 May 21, 2007
Greg Pendura	2,808,087	8.3%	150,000 200,000 100,000 250,000	$0.34 $0.40 $0.40 $0.40	Nov 19, 2006 Apr 11, 2005 May 3, 2007 May 21, 2007
David Slaback/Uni-Seal Coatings Company [3]	4,500,595	13.2%	150,000 100,000 300,000	$0.34 $0.40 $0.40	Nov 19, 2006 May 3, 2007 May 21, 2007
Douglas Grindstaff	733,850	2.2%	250,000	$0.40	July 31, 2007

72

Notes:

(1)   3,160,558 of these common shares are held by JMC Investments Ltd.,a company whose voting securities are owned as to 100% by Dr. Carpenter's spouse, Jeanne M. Carpenter.

(2)   The information as to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, is based upon information furnished to us by the respective nominees.

(3)   To our knowledge, the individuals who have ownership of, or control or direct, more than 10% of the securities of Uni-Seal Coatings Company are David Slaback, Lois Slaback and Dirk Slaback.

Options to Purchase Securities from Registrant or Subsidiaries

Stock Option Program

At the October 15, 2002, Annual and Special Meeting, we adopted a new stock option plan to advance our interests by encouraging our directors, management, consultants and employees to acquire our shares. The incentive stock program provides that our Board of Directors may from time to time, in their discretion, grant to Resin System's directors, officers, employees and consultants, or any subsidiary of Resin Systems, the option to purchase common shares, provided that the number of common shares reserved for issuance under the Stock Option Program shall not exceed twenty percent (20%) of the issued and outstanding common shares. In addition, the number of common shares reserved for issuance to any one person shall not exceed five percent (5%) of the issued and outstanding common shares.

The Board of Directors determines the price per common share and the number of common shares, which may be allotted to each director, officer, employee and consultant and all other terms and conditions of the option, subject to the rules of TSX Venture Exchange. The price per common share set by the Board of Directors shall not be less than the last price at which a full board lot of common shares was, on the last business day prior to the date on which such option is granted, traded on TSX Venture Exchange or such other principal market on which the common shares are then traded, less the applicable discount permitted (if any) by such applicable exchange or market. Options under the Stock Option Program are non-assignable.

If prior to the exercise of an option, the holder ceases to be a director, officer, employee or consultant of Resin, or its subsidiary, the option of the holder shall be limited to the number of shares purchasable by him immediately prior to the time of his cessation of office or employment and he will have no right to purchase any other shares. Options must be exercised within 30 days of termination of employment or cessation of position with Resin, provided that if the cessation of office, directorship, consulting arrangement or employment was by reason of death, the option must be exercised within 12 months after such death, subject to the expiry date of such option.

Under Canadian GAAP [CDN GAAP] we are not required to record compensation of stock options to employees as noted under note 2 (i) of the accompanying August 31, 2002 financial statements. However, under United States GAAP [US GAAP], we are required to record compensation expense issued to employees or directors and fair value of the options if issued to consultants and other third parties, as noted in the August 31, 2002 year end financial statements under note 17 (d) and "Impact on net loss". The fair values valuation for stock options uses the Black-Scholes model of valuation.

The following stock options are outstanding to officers, directors, employees and consultants of Resin as of November 30, 2002.

	NUMBER OF COMMON SHARES UNDER OPTION	EXERCISE PRICE	EXPIRY DATE
Dr. Brian Carpenter	100,000	0.34	November 19, 2006
Chairman	100,000	0.40	May 3, 2007
	200,000	0.40	May 21, 2007
Greg Pendura	150,000	0.34	November 19, 2006
President and CEO	200,000	0.40	April 11, 2005
	100,000	0.40	May 3, 2007
	250,000	0.40	May 21, 2007
David Slaback	150,000	0.34	November 19, 2006
Vice President, Director	40,000	0.40	April 11, 2005
	100,000	0.40	May 3, 2007
	300,000	0.40	May 21, 2007
Dwayne Hunka	100,000	0.34	November 19, 2006
Director	100,000	0.40	May 3, 2007
Len Danard	100,000	0.34	November 19, 2006
Director			
Douglas Grindstaff	250,000	0.40	July 31, 2007
Director			
Keith Gerrard	40,000	0.34	August 20, 2005
Controller	40,000	0.65	July 10, 2006
	20,000	0.34	November 19, 2006
	50,000	0.40	May 21, 2007
Employees and Consultants	225,000	0.34	November 19, 2006
	200,000	0.40	February 1, 2003
	70,000	0.50	February 1, 2007
	10,000	0.40	April 11, 2005
	30,000	0.34	August 30, 2005
	160,000	0.40	May 21, 2007
	100,000	0.40	July 31, 2007
	100,000	0.54	September 11, 2007
	300,000	0.56	November 21, 2007

Total Officers and Directors (6)	2,390,000
Total Employees and Consultants (3)	1,195,000
Total options outstanding	3,585,000

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

Resin has authorize capital consisting of an unlimited number of common shares, without nominal or par value. As of November 30, 2002 there were a total of 33,713,085 of our common shares issued and outstanding.

To the knowledge of our directors and senior officers, there are no persons or entities who beneficially hold, directly or/indirectly or exercise control or direction over, more than 5% of the voting rights attached to the issued and outstanding common shares of Resin, as at November 30, 2002 except as set forth below:

NAME	DESIGNATION OF CLASS	NUMBER OF SECURITIES OWNED	PERCENTAGE
Uni-Seal Coatings Company [1]	Common Shares	4,500,595	13.4%
Dr. Brian Carpenter	Common Shares	3,513,032 [2]	10.4%
Greg Pendura	Common Shares	2,808,087	8.3%

Notes:

1.   To our knowledge, the individuals who have ownership of, or control or direct, more than 10% of the securities of Uni-Seal Coatings Company are David Slaback, Lois Slaback and Dirk Slaback.

2.   3,160,558 of these common shares are held by JMC Investments Ltd., a company whose voting securities are owned as to 100% by Dr. Carpenter's spouse, Jeanne M. Carpenter.

There have been no significant changes in the percentage ownership held by any major shareholders during the past three years.

Escrowed Securities

As at October 31, 2002 there were 9,699,560 of our common shares held in escrow pursuant to the terms of a new escrow agreement dated October 15, 2002. This new agreement, which was approved at our October 15, 2002 Annual and Special Meeting, converted the previous Performance Escrow Agreement into a Time Release Escrow Agreement. The new agreement reflects the new release terms currently in effect at the TSX Venture Exchange. The first release of 484,978 common shares will occur on April 15, 2003 with the balance of the shares releasable over a period of six years with releases every six months.

Voting Rights and Control by Shareholders

Our major shareholders do not have different voting rights from other shareholders.

As of November 30, 2002, 7,167,015 common shares, representing 21.25% percent of our 33,713,085 outstanding common shares were owned by 54 holders having an address of record within the United States.

To the knowledge of our officers and directors, we are not directly or indirectly owned or controlled by another corporation or corporations, by any other natural or legal person or persons, severally or jointly.

There are no arrangements known to Resin, which may, at a subsequent date, result in a change in control.

B.   Related Party Transactions

We are not aware of any material transaction in the last three years involving any director, executive officer or any shareholder holding more than 10% of the voting rights attached to the common shares or any associate or affiliate of any of the foregoing, other than as set forth herein or as previously disclosed and as follows:

Form 20-F 2002 FINAL 030227.doc

NAME AND PRINCIPAL POSITION	INVOLVE- MENT OF RESIN	LARGEST AMOUNT OUTSTANDING DURING THE FISCAL YEAR ENDED AUGUST 31, 2002	AMOUNT OUTSTANDING AS AT AUGUST 31, 2002	FINANCIALLY ASSISTED SECURITY PURCHASES DURING THE FISCAL YEAR ENDED AUGUST 31, 2000	SECURITY FOR INDEBTED- NESS
Dr. Brian Carpenter Chairman	Lender	$40,000	$40,000	200,000 Common Shares	200,000 Common Shares
Greg Pendura President and CEO	Lender	$65,000	$63,000	325,000 Common Shares	315,000 Common Shares
David Slaback Director	Lender	$30,000	$30,000	150,000 Common Shares	150,000 Common Shares
Dwayne Hunka Director	Lender	$15,000	$15,000	75,000 Common Shares	75,000 Common Shares

Note:

On May 24, 2000, Resin Systems loaned its directors and officers set forth in the table above, an aggregate of $150,000 so that they may exercise stock options to acquire an aggregate of 750,000 common shares. The loans are evidenced by interest free promissory notes with no fixed terms of repayment and are secured by the pledge of 750,000 common shares. During the year ended August 31, 2002 a director and officer of Resin Systems paid Resin Systems $2,000 for which we released 10,000 shares.

In 1999, Resin Systems provided one of its directors, David Slaback, with an interest free relocation loan in order to purchase new accommodation in Alberta, Canada. This was fully repaid during the fiscal year ending August 31, 2001, with $56,000 being the largest amount outstanding.

On July 11, 2002, Resin Systems provided Douglas Grindstaff a loan in the amount of CDN$193,540. The loan, payable on demand, was used to acquire a private placement of 483,850 units of Resin Systems' securities. The loan is evidenced by an interest free promissory note and is being repaid through the provision of consulting services at approximately $12,000 per month. If the consulting agreement is terminated, any amount is due within sixty days. As collateral for the note, Resin Systems is holding the 483,850 units. As at August 31, 2002 the balance outstanding is $175,540.

C. Interests of Experts and Counsel

Form 20-F 2002 FINAL 030227.doc

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

Incorporated herein are the consolidated financial statements for the years ended August 31, 2002, 2001 and 2000.

As at December 31, 2002 We are not involved in any lawsuits where the claim for damages for any such lawsuit exceeds 100 of the value of our current assets.

No dividends have been paid on any of our common shares.

We intend to retain our earnings for use in the business and do not expect to pay dividends on our common shares in the foreseeable future.

B.   Significant Changes

No significant changes.

ITEM 9. THE OFFERING AND THE LISTING

A.   Offer and Listing Details

Price History

The predecessor public company, Summerwood Industries Inc. began trading as a capital pool company, on the Alberta Stock Exchange in March 1997. On September 15, 1998, Recycled Solutions for Industry Inc. completed a reverse acquisition and acquired 100% of Summerwood Industries Inc. Resin Systems continued to trade on the Alberta Stock Exchange under the symbol "RS". On May 5, 2000, the company changed its name to Resin Systems Inc., but retained the "RS" symbol. The high and low market prices for the common shares on the TSX Venture Exchange, formerly the Canadian Venture Stock Exchange (formed by the merger of the Alberta Stock Exchange and the Vancouver Stock Exchange), and the

Form 20-F 2002 FINAL 030227.doc

Alberta Stock Exchange for the relevant periods are listed below.

Trading for Month Ended	High (Cdn $)	Low (Cdn $)
January 2003	$1.43	$0.92
December 2002	$0.99	$0.48
November 2002	$0.65	$0.52
October 2002	$0.61	$0.45
September 2002	$0.65	$0.40
August 2002	$0.65	$0.38
July 2002	$0.50	$0.31
Trading for Quarter Ended		
August 2002	$0.65	$0.31
May 2002	$0.53	$0.32
February 2002	$0.60	$0.32
November 2001	$0.50	$0.20
August 2001	$0.80	$0.35
May 2001	$1.02	$0.68
February 2001	$1.40	$0.96
November 2000	$1.70	$0.78
Trading for Fiscal Year Ended		
2002	$0.65	$0.20
2001	$1.70	$0.35
2000	$0.85	$0.16
1999	$2.10	$0.21
1998	$3.50	$1.23

There is no established trading market in the United States for the common shares of Resin Systems.

Transfer and Transferability

The transfer of the common shares is managed by the transfer agent, Computershare trust Company of Canada, 600, 530 – 8th Avenue SW, Calgary, Alberta, T2P 3S8.

B.   Plan of Distribution

Not applicable.

C.   Markets

Our common stock trades in Canada on the TSX Venture Exchange under the trading symbol "RS". Our common shares do not currently trade in the United States. Non-Canadian investors are also able to trade in our common stock on this Exchange. We intend to make an application in the United States to trade on the OTC Bulletin Board.

D.   Selling Shareholders

Not applicable.

E.   Dilution

Not applicable.

F.   Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.   Share Capital

Not applicable.

B.   Memorandum and Articles of Association

Please refer to Resin Systems Inc. Form 20-F registration statement filed on November 12, 2002.

C. Material Contracts

On February 1, 2000, Resin Systems entered into an agreement with The Howard Group Inc. of Calgary, Alberta, to provide an Investor and Financial Relations program. The agreement covered a term of one (1) year ending January 31, 2001 with compensation to total $51,000. In addition, the agreement provided for the issuance of 200,000 stock options to The Howard Group. The options had an exercise price of $0.35, with a two year term, expiring February 1, 2002. The options will vested as to 25% of the total on each of the following dates, April 30, 2000, July 31, 2000, October 31, 2000 and January 31, 2001.

On May 24, 2000 Resin Systems loaned its directors and officers, an aggregate of $150,000 to enable them to exercise stock options to acquire an aggregate of 750,000 common shares. The loans are evidenced by interest free promissory notes with no fixed terms of repayment and are secured by the pledge of common shares.

On November 5, 2001, Resin Systems entered into a two year resin supply agreement with Creative Pultrusions, under which Creative Pultrusions agreed to purchase from Resin Systems, all resin required to produce pultruded rods from December 1, 2001 to November 4, 2003. There were no guaranteed quantities stated in the agreement.

In November 2001, Resin Systems raised $839,000 by way of a secured convertible promissory note. The promissory note pays interest at 12% per annum and is convertible into units consisting of one common share and one common share purchase warrant at $0.32 of principal outstanding for a one-year period. The warrants are exercisable at $0.75.

On January 31, 2002, Resin Systems entered into a new agreement with The Howard Group. The Howard Group would provide investor relations for a sum of $2,000 per month, to be reviewed ever three months. Resin Systems also received a promissory from The Howard Group in the sum of $70,000 to allow The Howard Group to exercise their option to acquire 200,000 shares at $0.35 per shares. These options were set to expire on February 1, 2002. The note is non-interest bearing and due and payable on or before December 31, 2002. Both the shares and the promissory note were cancelled on May 30, 2002, at which time the shares were trading above their previous exercise price.

On February 1, 2002, Resin Systems entered into a Supply Agreement with Omniglass Ltd., whereas Omniglass agreed to buy, and Resin Systems agreed to sell, certain minimum annual quantities of Version G product. This agreement will terminate on January 31, 2004 unless earlier terminated by either party by providing at least 60 days written notice. As long as We are capable of supplying product in the quantities and to the specifications set forth in the agreement, Omniglass shall purchase all thermoset, plural component polyurethane materials exclusively from Resin Systems.

On January 25, 2002, Resin Systems announced a purchase order from Glasrail Corporation, a U.S. based construction supply company, for a minimum annual quantity commitment of $500,000. To date this firm has not taken delivery of over 4% of this commitment and management believes litigation would not make economic sense at this time. (See item 5.A discussion of the period ended August 31, 2002.)

On April 5, 2002, Resin Systems announced a collaborative research and development agreement with the Alberta Research Council to optimize the commercialization of our Verion G Resin System. The Alberta Research Council would provide $500,000 of research and development services to Resin Systems in four instalments of $125,000 in exchange for common shares of Resin Systems. The Alberta Research Council will receive 312,500 common shares at a deemed price of $0.40 per share in exchange for the first $125,000 of services.

On April 23, 2002, Resin Systems entered into an agreement with the National Research Council of Canada (NRC) to further develop Resin Version resin technology for the pultrusion and filament winding composite markets. Over a two year period the NRC will pay Resin Systems for certain expenditures to an aggregate of $400,000. These payments take the form of a repayable contribution from the NRC's Industrial Research assistance Program (IRAP). The IRAP payments relate to the pre-commercialization and development of Version F and Version S, which are flame retardancy and processing speed resin systems for use in pultrusion and filament winding applications. We are required, pursuant to the agreement, to repay 1.9% of gross revenues of the preceding quarter commencing June 1, 2005 through to March 1, 2010 to a maximum of the contribution of

84

$400,000 made by the NRC. However, if by March 1, 2010 Resin Systems has not repaid an amount equal to the National Research Council's contribution, We are liable to make payments based upon the 1.9% of gross revenues (whether or not they were derived from the resin systems developed through use of the NRC funds), until either the full amount is repaid or June 1, 2015 is reached.

On May 1, 2002, Resin Systems entered into a supply agreement with Dow Chemical Canada, Inc. Under the agreement, which runs through until December 31, 2003, Dow Chemical Canada has contracted to supply a maximum volume commitment of base chemicals, up to amounts double our current estimated annual requirements. We use these chemicals to manufacture our proprietary line of polyurethane based, composite resin systems under the Version brand name.

On July 11, 2002 Resin Systems provided Douglas Grindstaff a loan in the amount of CDN$193,540. The loan, payable on demand, was used to acquire a private placement of 483,850 units of our securities. The loan is evidenced by an interest free promissory note and is being repaid through the provision of consulting services at approximately $12,000 per month. If the consulting agreement is terminated, any amount is due within sixty days. As collateral for the note, Resin Systems is holding the 483,850 units. As at August 31, 2002 the balance outstanding is $175,540.

At the October 15, 2002 Annual and Special Meeting, Resin Systems approved a new Time Escrow Agreement, which applied to the 9,699,560 shares in escrow. This replaced the previous Performance Escrow Agreement dated September 15, 1998. The first release of 484,978 common shares will occur on April 15, 2003. The balance of the shares will be releasable over a period of six years with the releases allowed every six months. The maximum number of common shares that can be released at any time is 10% of the then current issued and outstanding common shares.

At the October 15, 2002 Annual and Special Meeting, Resin Systems approved a new Stock Option Plan. This plan, dated September 23, 2002 replaced the previous Stock Option Plan, dated June 10, 1996. This new plan, which was adopted to agree with the new TSX Venture Exchange policy, increased the number of options that could be set to 20% (from 10%) of the currently

Form 20-F 2002 FINAL 030227.doc

outstanding common shares.

On December 2, 2002 Resin Systems announced that it had entered
into a letter of agreement with Canzeal Enterprises Ltd.
("Canzeal") to acquire the worldwide rights , title and interest
in and to all intellectual property assets of Canzeal related to
the design, manufacture and distribution of composite poles. In
consideration for these rights and assets, Resin Systems will
issue Canzeal three million units of RSI for an aggregate deemed
price of $1.5 million, with each unit consisting of one common
share and one warrant entitling the holder to one common share
at an exercise price of $0.75 per share at any time on or before
the first anniversary of the close of the acquisition.
Additionally, Resin Systems will pay Canzeal a royalty of 3.5%
of gross sales from composite poles manufactured using the
Canzeal intellectual property for a period of four years.
Finally, Resin Systems will also grant to Canzeal the first
right of refusal to build manufacturing equipment based upon the
intellectual property as well as, 50% of the profits from the
sales of such equipment sold by Resin Systems provided that
Canzeal does not charge us more than 5% above what a bona fide
third party quote would charge us.

D.   Exchange Controls

Except as discussed in "taxation" below, Resin Systems is not
aware of any Canadian federal or provincial laws, decrees, or
regulations that restrict the export or import of capital,
including foreign exchange controls, or that affect the
remittance of dividends, interest or other payments to non
Canadian holders of common shares. We are not aware of any
limitations on the right of non-Canadian owners to hold or vote
common shares imposed by Canadian federal or provincial law or
by Resin Systems.

The Investment Canada Act (the "Act") governs acquisitions of
Canadian business by a non-Canadian person or entity. The Act
provides, among other things, for a review of an investment in
the event of acquisition of control in certain Canadian
businesses in the following circumstances:

1.   If the investor is a non-Canadian and is not a resident of
a World Trade Organization ("WTO") country, any direct

Form 20-F 2002 FINAL 030227.doc

acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000;

2. If the investor is a non-Canadian and is a resident of a WTO member, any direct acquisition having an asset value exceeding $168,000,000 unless the business is involved in uranium production, financial services, transportation services or a cultural business.

An indirect acquisition of control by an investor who is a resident of a WTO country is not reviewable unless the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction, or the business is involved in uranium production, financial services, transportation services or a cultural business.

The Act provides that a non-Canadian investor can hold up to 1/3 of the issued and outstanding capital of a Canadian corporation without being deemed a "control person", and that a non-Canadian investor holding greater than 1/3 but less than 1/2 of the issued and outstanding capital of a Canadian corporation is deemed to be a control person subject to a rebuttable, presumption to the contrary (i.e. providing evidence of another control person or control group holding greater number of shares).

The Act requires notification where a non-Canadian acquires control, directly or indirectly, of a Canadian business with assets under the thresholds for reviewable transaction. The notification process consists of filing a notification within 30 days following the implementation of an investment.

E.   Taxation

The following is a summary of the material Canadian federal income tax considerations generally applicable in respect of our common shares. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances.

Form 20-F 2002 FINAL 030227.doc

This summary is based upon the current provisions of the Tax Act, the Regulations thereunder, the current publicly announced administrative and assessing policies of Canada Customs and Revenue Agency and all specific proposals to amend the Tax Act and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. The description is not exhaustive of all possible Canadian federal income tax consequences and, except for the specific proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, law or treaty.

This summary is not, and should not be construed as, advice to any particular holder as to Canadian tax consequences applicable to the holder. Each holder is advised to obtain tax and legal advice applicable to the holder's particular circumstance.

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 250 of the gross amount of such dividends. However, Article X of the tax treaty between Canada and the United States (Canada - United States Income Tax Convention, 1980) reduces to 15% the withholding tax on the gross amount of dividends paid to residents of the United States. A further reduction in the withholding tax rate on the gross amount of dividends to 5% for dividends paid in 1997 and thereafter where a U.S. corporation owns at least 10% of the voting stock of the Canadian corporation paying the dividends.

A non-resident who holds common shares as a capital asset will not be subject to taxes on capital gains realized on the disposition of such common shares unless such common shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada) ("Tax Act") and no relief is afforded under any applicable tax treaty. The common shares would be taxable Canadian property of a non-resident if, at any time during the five year period immediately preceding a disposition by the non-resident of such common shares not less than 25% of the issued shares of any class of our common shares belonged to the non-resident persons with whom the non-resident did not deal at arm's length.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of principal United States
federal income tax consequences that may apply to a "U.S.
Holder" (as defined below) of common shares. This discussion is
based upon the sections of the Internal Revenue Code of 1986, as
amended (the "Code"), the Treasury Department regulations
promulgated thereunder (the "Regulations"), published Internal
Revenue Service ("IRS") rulings, published administrative
positions of the IRS, and court decisions that are currently
applicable, any or all of which could materially and adversely
change at any time, possibly on a retroactive basis. In
addition, the discussion does not consider the potential
effects, both adverse and beneficial, of any proposed
legislation which, if enacted, could be applied at any time,
possibly on a retroactive basis.

The following discussion is not intended to be, nor should it be
construed to be, legal or tax advice to any holder or
prospective holder of common shares. We requested no opinion,
nor was one provided, from our legal counsel and/or auditors,
with respect to the United States federal income tax
consequences described in the following discussion. Accordingly,
holders and prospective holders of common shares should consult
their own tax advisors about the United States federal, state,
local and foreign tax consequences of purchasing, owning, and
disposing of common shares.

U.S. Holders

As used herein, a "U.S. Holder" includes a holder of common
shares who is a citizen or resident of the United States, a
corporation or partnership created or organized in or under the
laws of the United States or of any political subdivision
thereof, certain defined trusts and estates, and any other
person or entity whose ownership of common shares is effectively
connected with the conduct of a trade or business in the United
States. A U.S. Holder does not include persons subject to
special provisions of Federal income tax law, such as tax-exempt
organizations, qualified retirement plans, financial
institutions, insurance companies, real estate investment
trusts, regulated investment companies, broker-dealers, non-

resident alien individuals or foreign corporations whose ownership of common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that Resin Systems has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. See "Foreign Tax Credit" below. To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains may apply to certain U.S. Holders who satisfy minimum holding period and other requirements. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

Dividends paid on the common shares generally will not be eligible for the dividends-received deduction available to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from Resin Systems (unless Resin Systems qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Corporation. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

Form 20-F 2002 FINAL 030227.doc

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Resin Systems may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Furthermore, a U.S. Holder, which is a domestic corporation, may claim a deemed paid foreign tax credit based on the underlying income taxes of the Corporation.

Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States federal income tax liability that the U.S. Holder's foreign source income bears to his/her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be allocated to foreign and domestic sources. Complex rules govern this allocation process. There are further limitations on the foreign tax credit for certain types of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. The availability of the foreign tax credit, the deemed paid foreign tax credit, and the application of the limitations on the credit are fact-specific and holders and prospective holders of common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss upon the sale of common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares. This gain or loss will be capital gain or loss if the

Form 20-F 2002 FINAL 030227.doc

common shares are a capital asset in the hands of the U. S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following four circumstances, the above sections of the discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of our common shares. However, on the basis of (a) the number of holders of our common shares, (b) the majority ownership of our shares by Canadian and other non-U.S. residents, and (c) the fact that the majority of our assets are actively managed (not passively held), we believe that Resin Systems is neither a "Foreign Personal Holding Company," "Foreign Investment Company," "Passive Foreign Investment Company," nor a "Controlled Foreign Company."

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States, and 60% or more of our gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), Resin Systems would be treated as a "foreign personal holding company" for United States federal income tax purposes. In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their

92

allowable portions of such passive income to the extent Resin Systems does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares is held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts (as defined by Code Section 7701 (a)(30)), and Resin Systems is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that Resin Systems might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, Resin Systems could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of our income which is passive, or the percentage of our assets which are held for the purpose of producing passive income.

The rules governing PFICs can have significant tax effects on U.S. shareholders of foreign corporations. Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if Resin Systems is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The taxation of a U.S. shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion. U.S. persons should consult with their own tax advisors with regard to the impact of these rules.

Form 20-F 2002 FINAL 030227.doc

Controlled Foreign Company

If more than 50% of the voting power of all classes of stock or the total value of the stock of Resin Systems is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts ("United States shareholders"), Resin Systems could be treated as a controlled foreign corporation under Subpart F of the Code. This classification would trigger the application of many complex results including the required inclusion by such United States shareholders in income of their pro rata share of "Subpart F income" (as specifically defined by the Code) of Resin Systems and our earnings invested in U.S. property.

In addition, Section 1248 of the Code may re-characterize any gain from the sale or exchange of common shares by an individual United States shareholder (as defined above) to be ordinary dividend income to the extent of earnings and profits of the Corporation attributable to the stock sold or exchanged. Section 1248 would be applicable if the individual United States shareholder owned 10% or more of the total combined voting power of all classes of stock of Resin Systems entitled to vote at any time during the five year period immediately preceding the disposition when Resin Systems was a Controlled Foreign Company.

Because of the complexity of Subpart F and Section 1248, and because it is not clear that the Corporation is a controlled foreign corporation, a more detailed review of these rules is outside of the scope of this discussion.

F.   **Dividends and Paying Agents**

No dividends have been paid on any of our shares and we do not expect to pay dividends on our shares in the foreseeable future.

G.   **Statement by Experts**

Not applicable.

Form 20-F 2002 FINAL 030227.doc

H.   Documents on Display

Resin Systems' documents may be viewed at our head office 14604 - 115 A Avenue, Edmonton, Alberta.

I.   Subsidiary Information

Resin Systems has six subsidiary companies of which five are 100% owned by Resin Systems and one that is 85% owned. The wholly owned subsidiaries are Resin Systems Incorporated, Resin Systems International Ltd., Resin Systems Sales Limited, Uni-Seal USA Ltd., and Uni-Seal Canada Inc. The 85% owned subsidiary is UniSeal Moulding Technologies Inc. All of the subsidiaries are inactive except for Resin Systems Incorporated which was closed during fiscal 2002.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not engage in any hedging or currency trading activities. Our business activities are conducted in Canadian and U.S. dollars and our assets and liabilities are recorded in Canadian dollars. Approximately 70% of our sales revenue is in U.S. Dollars and substantially all of our costs of sales and administrative costs are in Canadian dollars. We have no U.S. dollar denominated assets. U.S. dollar revenues have been less than $250,000 annually for each of the last two fiscal years. As our accounts payable are in Canadian dollars and some of our accounts receivable are in U.S. dollars, any appreciation in the value of the Canadian dollar against the U.S. dollar would result in an exchange loss.

We monitor foreign exchange rates but have not taken action to date to reduce our exposure to significant fluctuations in currency exchange rates. Management will review our exposure and will take such remedial steps as it considers necessary.

Our interest expenses and income are subject to changes in interest rates. We have no outstanding debt other than that repayable to the National Research Council ("NRC") which is not subject to commercial interest rates. Management has determined that fluctuation of up to 10% in interest rates would not

Form 20-F 2002 FINAL 030227.doc

materially affect our financial position or results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We have no defaults, dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Our President and CEO, Mr. Greg Pendura and Mr. Keith Gerrard, our Controller, have reviewed our internal controls as at January 8, 2003. In the opinion of both of these officers, our internal controls at present and for the period covered in this report are reasonable and are delivered in a cost-effective manner to provide relevant and reliable financial information.

ITEM 16. (RESERVED)

ITEM 17. FINANCIAL STATEMENTS

The following Financial Statements are filed as part of this Annual Statement.

Management's Responsibility for Financial Statements	MR 1
Auditor's Report to Shareholders	FS 1
Comments by Auditor for U.S. Readers on Canada - U.S. Reporting Difference	FS 2
Consolidated Balance Sheets	FS 3
Consolidated Statements of Loss and Deficit	FS 4
Consolidated Statements of Cash Flows	FS 5

Form 20-F 2002 FINAL 030227.doc

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

1.   ARTICLES OF INCORPORATION AND BY-LAWS

1.1 By-Laws relating generally to the transaction of the
     business and affairs of Resin Systems Inc., and
     defining the Rights of Shareholders – dated
     September 17, 1998   – *–

1.2 Certificate of Incorporation for Recycled Solutions
     for Industry (RSI) Inc. – dated July 26, 1995   – *–

1.3 Certificate of Amendment of name change from
     Recycled Solutions for Industry (RSI) Inc., to
     Recycled Solutions for Industry Inc. – dated
     May 2, 1996   – *–

1.4 Certificate of Incorporation for Summerwood Industries
     Inc. – dated June 11, 1996   – *–

1.5 Certificate of Amendment of name change from Recycled
     Solutions for Industry Inc., to Resin Systems Inc. –
      dated May 5, 2000   – *–

2.   INSTRUMENTS DEFINING RIGHTS OF HOLDERS OF EQUITY SECURITIES
**   BEING REGISTERED**

2.1 See 1.1 above.

4.   MATERIAL CONTRACTS

4.1 License Agreement between Uni-Seal Coatings Company and
     Recycled Solutions of Industry Inc. –
     dated July 31, 1996   – *–

4.2 Investor Relations Agreement between The Howard Group
     Inc. and Resin Systems – dated February 1, 2000   – *–

4.3 Employment Contract between John McCrae and Resin
     Systems Inc. – dated July 1, 1999   – *–

4.4 Stock Option Plan – dated June 10, 1996   – *–

4.5 Terms and Conditions of Subscriptions for Secured
     Convertible Promissory Note between Private Investors

and Resin Systems Inc., completed during
November, 2001 – *–

4.6 Promissory Note between Resin and Officers and
Directors, dated May 24, 2000 – *–

4.7 Escrow Agreement between Summerwood Industries Inc.,
Montreal Trust Company of Canada, and various
Security holders – dated September 15, 1998 – *–

4.8 Letter of agreement between Resin and Howard Group
– dated January 29, 2002 – *–

4.9 Supply Agreement between Resin and Omniglass Ltd. –
dated February 1, 2002 – *–

4.10 Collaborative Agreement between Resin Systems Inc.
and the Alberta Research Council – date
March 28, 2002 – *–

4.11 Notice of Allowability from United States Patent
Office covering 37 claims – dated April 8, 2002 – *–

4.12 Repayable Contribution Agreement between Resin
Systems Inc. and the National Research Council –
dated April 23, 2002 – *–

4.13 Private Placement Agreement for a maximum of
2,000,000 units of Resin Systems, closed on – dated
September 25, 2000 – *–

4.14 Prospectus Offering for 1,948,624 units of Resin
Systems, closed on – date July 2, 2001 – *–

4.15 Private Placement Agreement for a maximum of
3,750,000 units of Resin Systems, closing on –
date June 2002 – *–

4.16 Supply Agreement between Resin Systems Inc. and
Creative Pultrusions – dated November 5, 2001 – *–

4.17 Supply Agreement between Resin Systems and
Glasrail Corporation – dated January 14, 2002 – *–

4.18 Supply Agreement between Resin Systems and Dow
Chemical Canada Inc. – dated May 1, 2002 – *–

4.19 Promissory Note between Resin Systems and
Douglas Grindstaff – dated July 11, 2002 – *–

4.20 Time Escrow Agreement between Resin Systems,
Computershare Trust Company of Canada, and various
Security holders – dated October 15, 2002 – *–

4.21 2002 Stock Option Plan – dated September 23, 2002 – *–

4.22 Canzeal Enterprises Ltd., Asset Purchase Agreement,
– dated January 6, 2003 –E1–

8.   MATERIAL SUBSIDIARIES

Form 20-F 2002 FINAL 030227.doc

8.1 None

99. CERTIFICATIONS

99.1 Certification by Greg Pendura, President & CEO   -99.1-
99.2 Certification by Keith Gerrard, Controller   -99.2-

Form 20-F 2002 FINAL 030227.doc

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RESIN SYSTEMS INC.

By: /s/Greg Pendura
Date: February 27, 2003

Name: Greg Pendura
Title: President & C.E.O.

CERTIFICATIONS

I, Greg Pendura of Resin Systems Inc., certify that:

1.   I have reviewed this annual report on Form 20-F of Resin
      Systems Inc.;

2.   Based on my knowledge, this annual report does not contain
any untrue statement of a material fact or omit to state a
material fact necessary to make the statements made, in light of
the circumstances under which such statements were made, not
misleading with respect to the period covered by this annual
report;

3.   Based on my knowledge, the financial statements, and other
financial information included in this annual report, fairly
present in all material respects the financial condition,
results of operations and cash flows of the registrant as of,
and for, the periods presented in this annual report;

4.   The registrant's other certifying officers and I are
responsible for establishing and maintaining disclosure controls
and procedures (as defined in Exchange Act Rules 13a-14 and 15d-
14) for the registrant and have:

            (a) Designed such disclosure controls and procedures
            to ensure that material information relating to the
            registrant, including its consolidated subsidiaries,
            is made known to us by others within those entities,
            particularly during the period in which this annual
            report is being prepared;

            (b)   Evaluated the effectiveness of the registrant's
            disclosure controls and procedures as of a date within
            90 days prior to the filing date of this annual report
            (the "Evaluation Date"); and

            (c)   Presented in this annual report our conclusions
            about the effectiveness of the disclosure controls and
            procedures based on our evaluation as of the
            Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

> (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

> (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 27, 2003

By:/s/ Greg Pendura
       Name: Greg Pendura
       Title: President & CEO

CERTIFICATIONS

I, Keith Gerrard of Resin Systems Inc., certify that:

2.   I have reviewed this annual report on Form 20-F of Resin
      Systems Inc.;

2.   Based on my knowledge, this annual report does not contain
any untrue statement of a material fact or omit to state a
material fact necessary to make the statements made, in light of
the circumstances under which such statements were made, not
misleading with respect to the period covered by this annual
report;

3.   Based on my knowledge, the financial statements, and other
financial information included in this annual report, fairly
present in all material respects the financial condition,
results of operations and cash flows of the registrant as of,
and for, the periods presented in this annual report;

4.   The registrant's other certifying officers and I are
responsible for establishing and maintaining disclosure controls
and procedures (as defined in Exchange Act Rules 13a-14 and 15d-
14) for the registrant and have:

          (a) Designed such disclosure controls and procedures
          to ensure that material information relating to the
          registrant, including its consolidated subsidiaries,
          is made known to us by others within those entities,
          particularly during the period in which this annual
          report is being prepared;

          (b)   Evaluated the effectiveness of the registrant's
          disclosure controls and procedures as of a date within
          90 days prior to the filing date of this annual report
          (the "Evaluation Date"); and

          (c)   Presented in this annual report our conclusions
          about the effectiveness of the disclosure controls and
          procedures based on our evaluation as of the

Evaluation Date;

5.   The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

> (a)   All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

> (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.   The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 27, 2003

By:/s/ Keith Gerrard
      Name: Keith Gerrard
      Title: Controller

RESIN SYSTEMS INC.

14604 – 115 A Avenue
Edmonton, AB, T5M 3C5
Tel: 780-482-1953   Fax: 780-452-8755

Management's Responsibility for Financial Reporting
August 31, 2002

The accompanying consolidated financial statements and all of the information included in this report have been prepared by and are the responsibility of, management and the Board of Directors of Resin Systems Inc. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect management's best estimates and judgments based on currently available information. The significant accounting policies which management believes are appropriate for the Company are described in Note 2 of the consolidated financial statements.

Additionally, management has prepared, as a supplement to the consolidated financial statements, a reconciliation of the financial information to conform to United States generally accepted accounting principles. The Company became a reporting issuer of the U.S. Securities and Exchange Commission ("SEC") as announced on December 3, 2002.

The Company has developed and maintains an appropriate system of internal controls in order to ensure, on a reasonable and cost-effective basis, that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and overseeing management's performance of its financial reporting responsibilities. The Board has appointed an Audit Committee comprised of one officer and two independent Directors.

The Audit Committee reviews the financial statements, the adequacy of internal controls, the audit process and financial reporting with management and the external auditors. The Audit Committee reports to the Board of Directors prior to the approval of the audited financial statements for publication.

KPMG LLP, the external auditors, have performed an audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards on behalf of the shareholders.

January 8, 2003

Signed "Greg Pendura"   **Signed "Keith Gerrard"**
Greg Pendura   Keith Gerrard
President and CEO   Controller

AUDITORS' REPORT TO SHAREHOLDERS

We have audited the consolidated balance sheets of Resin Systems Inc. as at August 31, 2002, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended August 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2002, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended August 31, 2002, in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended August 31, 2002, 2001 and 2000 to the extent summarized in note 17 to the consolidated financial statements.

Signed: "KPMG LLP"
Chartered Accountants

Edmonton, Canada
December 2, 2002

COMMENTS BY AUDITOR FOR U.S. READERS
ON CANADA – U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in the notes to these financial statements. Our report to the shareholders dated December 2, 2002, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the Auditors' Report when these are adequately disclosed in the financial statements.

Signed: "KPMG LLP"
Chartered Accountants

Edmonton, Canada
December 2, 2002

RESIN SYSTEMS INC.
CONSOLIDATED BALANCE SHEETS
(Canadian Dollars)

	2002 AUGUST 31,	2001 August 31,	2000 August 31,
ASSETS			
Current assets:			
Cash and short term investments	$ 518,581	$ 197,637	$ 163,456
Accounts receivable (note 3)	238,886	112,072	135,696
Receivable from NRC (note 15)	37,620	--	--
Inventories	275,305	356,065	495,620
Prepaid expenses and deposits	6,939	18,480	17,260
	1,077,331	684,254	812,032
Prepaid rent and security deposit (note 9)	7,192	37,000	37,000
Capital assets (note 4)	201,901	287,650	349,344
Intangible assets (note 5)	35,497	13,241	702,802
Loan receivable from director (note 6)	--	--	56,000
	$ 1,321,921	$ 1,022,145	$ 1,957,178
LIABILITIES and SHAREHOLDERS' EQUITY			
Current liabilities:			
Payables and accruals	$ 184,153	$ 179,875	$ 485,198
Notes payable (note 7)	--	326,483	--
	184,153	506,358	485,198
Long-term payable to NRC (note 15)	37,620	--	--
Shareholders' equity:			
Share capital (note 8)	11,384,507	9,082,178	7,432,422
Deficit	(10,284,359)	(8,566,391)	(5,960,442)
	1,100,148	515,787	1,471,980
Future operations (note 1)			
Commitments (note 9)			
Subsequent events (note 16)			
	$ 1,321,921	$ 1,022,145	$ 1,957,178

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Signed "Greg Pendura"   **Signed "Len Danard"**
Director   Director

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Canadian dollars)

	2002 AUGUST 31,	2001 August 31,	2000 August 31,
Revenue	$ 343,257	$ 269,235	$ 665,573
Expenses:			
Cost of sales	216,782	145,679	514,768
Direct and product development	632,042	163,891	229,882
Marketing and business development	314,168	545,323	394,867
General and administrative	814,681	1,093,773	530,127
Interest and other charges	9,093	49,700	15,315
Amortization	62,438	58,634	303,660
	2,049,204	2,057,000	1,988,619
Loss before the under-noted	(1,705,947)	(1,787,765)	(1,323,046)
Gain (loss) on sale of capital assets	393	7,221	(931)
Write-down of inventories	--	--	(244,567)
Write-down of capital and intangible assets	(12,414)	(825,405)	(1,103,116)
Net loss	(1,717,968)	(2,605,949)	(2,671,660)
Deficit, beginning of year	(8,566,391)	(5,960,442)	(3,288,782)
Deficit, end of year	$ (10,284,359)	$ (8,566,391)	$ (5,960,442)
Basic and diluted loss per common share (note 8)	$ (0.09)	$ (0.17)	$ (0.21)

See accompanying notes to consolidated financial statements.

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Canadian dollars)

	2002 AUGUST 31,	2001 August 31,	2000 August 31,
Cash provided by (used in):			
Operating:			
Net loss	$ (1,717,968)	$ (2,605,949)	$ (2,671,660)
Items which do not involve cash:			
Amortization	62,438	58,634	303,660
Loss (gain) on sale of capital assets	(393)	(7,221)	931
Write-down of inventories	--	--	244,567
Write-down of leases receivable	--	--	35,642
Write-down of capital and intangible assets	12,414	825,405	1,103,116
Reduction of loan receivable from director	--	37,401	--
Consulting services settled by Reduction of share purchase loan	18,000	--	--
Shares to be issued pursuant to ARC agreement	184,375	--	--
Change in non-cash operating working capital	(30,235)	(75,064)	202,579
	(1,471,369)	(1,766,794)	(781,165)
Financing:			
Proceeds from issue of share capital, net of transaction costs	1,234,467	1,026,538	387,633
Proceeds from issue of notes payable	739,000	900,000	--
Repayment of notes payable	(200,000)	--	--
Repayment of long-term debt (note 7)	--	--	(211,211)
	1,773,467	1,926,538	176,422
Investing:			
Purchase of capital assets	(82,150)	(44,701)	(14,129)
Prepaid rent and security deposit	29,808	--	(37,000)
Proceeds on sale of capital assets	110,629	13,695	481,093
Acquisition of intangible assets	(39,441)	(94,557)	(173,225)
	18,846	(125,563)	256,739
Increase (decrease) in cash	320,944	34,181	(348,004)
Cash and short-term investments, beginning of year	197,637	163,456	511,460
Cash and short-term investments, End of year	$ 518,581	$ 197,637	$ 163,456

RESIN SYSTEMS INC.
Notes to Consolidated Financial Statements
(Canadian Dollars)
Years ended August 31, 2002, 2001 and 2000

1. Nature of operations and future operations:

Resin Systems Inc. (the "Company") was incorporated on July 26, 1995 under
the Business Corporations Act of Alberta and commenced active operations on
September 1, 1995. The Company's primary business is the development and
marketing of its composite resin system. Until late fiscal 2000, the
Company's primary business was the sale of a protective coating, "Uni-Seal",
produced from recycled tires. The Company is traded on the TSX Venture
Exchange under the symbol "RS".

The Company has completed the filing of Form 20F registration statement
under The Exchange Act of 1934 and is now a full reporting foreign private
issuer in the United States. The Company is also currently in discussions
with OTC Bulletin Board market makers to facilitate sponsorship in the U.S.
Market.

Future operations:

These financial statements have been prepared on a going concern basis in
accordance with Canadian generally accepted accounting principles (see also
notes 16 and 17), which assumes the Company will realize its assets and
discharge its liabilities and commitments in the normal course of business.
The application of the going concern concept is dependent upon the ability
of the Company to generate profitable operations and raise additional
capital to support its ongoing development and operating activities. For
the year ended August 31, 2002, the Company reported a loss of $1,717,968
and has an accumulated deficit of $10,284,359. As at August 31, 2002 the
Company has positive working capital of $893,178.

In fiscal 2002 the Company began the implementation of a revised business
plan, which included a reduction of staff and closing of its U.S. office
that was opened earlier in 2002. The Company also began to implement a new
sales and marketing strategy and spent considerable time and resources
refining process issues related to entering pultrusion production.

Also in fiscal 2002, the Company evaluated and pursued new financing
alternatives, including signing agreements with the National Research
Council ("NRC") and the Alberta Research Council ("ARC") to assist the
Company in further development of various Ve*rsi*on resin systems. Prior to
entering into these agreements, the Company issued $739,000 in notes payable
that were, under the terms of the notes, converted into equity upon
execution of the NRC agreement. In addition, the Company completed a fully
subscribed private placement that generated proceeds of $1,239,713 (see note
8).

RESIN SYSTEMS INC.
Notes to Consolidated Financial Statements
(Canadian Dollars)
Years ended August 31, 2002, 2001 and 2000

---

1. Nature of operations and future operations, (continued):

   Future operations, (continued):

   The ability of the Company to continue as a going concern and to realize the
   carrying value of its assets and discharge its liabilities when due is
   dependent on the successful completion of the actions taken or planned,
   which management believes will mitigate the adverse conditions and events
   that raise doubt about the validity of the "going concern" assumption used
   in preparing these financial statements.

   These financial statements do not reflect any adjustments that would be
   necessary if the "going concern" assumptions were not appropriate because
   management is of the opinion that sufficient working capital will be
   obtained from operations, shareholders and other external financing sources
   to meet the Company's liabilities and commitments as they become payable.

2. Significant accounting policies:

   (a) Name change:
         On May 8, 2000, the Company changed its name to Resin Systems Inc.
         from Recycled Solutions for Industry Inc.

   (b) Basis of presentation:
         These consolidated financial statements include the accounts of the
         Company and its U.S. subsidiary, Resin Systems Incorporated. The
         Company also has the following inactive subsidiaries: Uni-Seal
         (Canada) Inc., Uni-Seal USA Ltd., Uni-Seal Moulding Technologies Inc.,
         Resin Systems International Ltd. (Barbados) and Resin Systems Sales
         Limited (Ireland).

   (c) Cash and short-term investments:
         Cash and short-term investments are carried at cost which approximates
         market. The Company considers deposits in banks, certificates of
         deposit and short-term investments with original maturities of three
         months or less as cash and short-term investments.

   (d) Inventories:
         The Company records inventories on a first-in, first-out basis at the
         lower of cost and net realizable value which is equivalent to market.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements
(Canadian Dollars)
Years ended August 31, 2002, 2001 and 2000

2. Significant accounting policies, (continued):

   (e) Capital assets:
        Capital assets are recorded at cost. Amortization is provided using
        the declining balance method at the following annual rates:

Asset	Rate
Building	5%
Equipment	20%
Computer hardware and software	30%

   (f) Intangible assets:
        The Company is engaged in research and development work and the costs
        of such are expensed as incurred, unless they meet the criteria for
        deferral established by Canadian generally accepted accounting
        principles. Management assesses the applicable criteria on an ongoing
        basis. Research and development costs are reduced by any related
        government assistance and tax incentives.

        Intangible assets are recorded at cost and their carrying value is
        assessed for future recoverability or impairment on an annual basis.
        When the net carrying amount of an intangible asset exceeds the
        estimated net recoverable amount, the asset is written down with a
        charge against income in the period that such determination is made.
        Amortization of intangible assets is provided on a straight-line basis
        over their estimated useful life of five years.

   (g) Foreign currency translation:
        Foreign currency denominated monetary assets and liabilities are
        translated into Canadian dollars at exchange rates prevailing at the
        balance sheet date. Revenues and expenses are translated at the
        exchange rate in effect at the transaction date.

        The Company's subsidiaries are fully integrated subsidiaries, and are
        translated into Canadian dollars using the temporal method, whereby
        monetary assets and liabilities are recorded at exchange rates in
        effect at the balance sheet date, non-monetary assets are recorded at
        historical exchange rates, and revenues and expenses are recorded at
        the exchange rate on the transaction date.

        Exchange gains and losses are included in the determination of
        earnings (losses).

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements
(Canadian Dollars)
Years ended August 31, 2002, 2001 and 2000

---

2. Significant accounting policies, (continued):

(g) Foreign currency translation, (continued):
The following rates were used in the preparation of the financial statements:

	Average rate	Rate at year end
August 31, 2002	1.5440	1.5346
August 31, 2001	1.5545	1.5183
August 31, 2000	1.4812	1.4557

(h) Use of estimates:
The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those reported. The recoverable value of the inventories, capital and intangible assets, and amortization rates are the more significant items subject to estimates in these financial statements.

(i) Stock-based compensation plans:
The Company has a stock-based compensation plan, which is described in note 8. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

When the Company issues stock to non-employees for services in settlement of debt, it recognizes the transaction at the estimated fair value. When the Company issues stock options to non-employees no compensation expense is recognized. Any consideration paid by the non-employees on exercise of the stock options is credited to share capital.

2. Significant accounting policies, (continued):

(i) Stock-based compensation plans, (continued):

In December 2001, the CICA issued Handbook Section 3870 to be applied
for fiscal years beginning on or after January 1, 2002. This standard
requires that certain types of stock-based compensation arrangements
be accounted for at fair value, giving rise to compensation expense.
The section sets out a fair value based method of accounting that is
required for certain, but not all, stock-based transactions and
applies to transactions in which shares of common stock, stock
options, or other equity instruments are granted or liabilities
incurred based on the price of common stock or other equity
instruments. The new standard permits companies to continue the
policy that no compensation cost is recorded on the grant of stock
options to employees. Disclosure of pro forma earnings and pro forma
earnings per share as if the fair value based accounting method had
been used to account for employee stock options are required for
options granted to employees. Consideration paid by employees on the
exercise of stock options is recorded as share capital and contributed
surplus. The Company will adopt this standard in fiscal 2003.

(j) Revenue recognition:
Revenue is recognized upon the transfer of legal title. The Company
sells all its products on a "F.O.B. Plant" basis and all risk of loss
is assumed by the customer once the product has left the Company's
plant. Only when this condition of sale has been met, does the
Company recognize revenue associated with the transaction.

(k) Income taxes:
The Company uses the asset and liability method of accounting for
income taxes on an annual basis. Under the asset and liability method,
future tax assets and liabilities are recognized for the future tax
consequences attributable to differences between the financial
statement carrying amounts of existing assets and liabilities and
their respective tax bases. Future tax assets and liabilities are
measured using enacted or substantively enacted tax rates expected to
apply to taxable income in the years in which those temporary
differences are expected to be recovered or settled. The effect on
future tax assets and liabilities of a change in tax rates is
recognized in income in the period that includes the date of enactment
or substantive enactment.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements
(Canadian Dollars)
Years ended August 31, 2002, 2001 and 2000

---

2. Significant accounting policies, (continued):

(l) Loss per common share:

In January 2001, The Canadian Institute of Chartered Accountants
issued new requirements under Handbook Section 3500, Earnings Per
Share. The standard required a change from the imputed interest
method of presenting earnings per share to the treasury stock method
of presentation for earnings per share. Under the treasury stock
method, the objective is to provide a measure of the interests of each
Common Share in the performance of an enterprise for the reporting
period.

The Company has adopted Section 3500 and applied it on a retroactive
basis. Under the new standard, the 9,699,560 Common Shares held in
escrow (see note 8) are not considered outstanding and are only
included in the calculation of basic earnings per share when all the
necessary conditions for their issuance have been satisfied. As a
result, the Company's weighted average number of Common Shares
outstanding for the periods ended August 31, 2002, 2001 and 2000 has
been reduced by 9,699,560. This reduction has increased the loss per
share for the year ended August 31, 2002 to $0.09 from $ 0.06, for the
year ended August 31, 2001 to $0.17 from $0.10 and for the year ended
August 31, 2000 to $0.21 from $0.12.

(m) Comparative figures:

Certain comparative figures have been reclassified to conform to the
financial statement presentation adopted in the year ended August 31,
2002.

---

3. Accounts receivable and allowance for doubtful accounts:

The Company reports accounts receivable net of allowance for doubtful
accounts and accounts that have been written off directly to expense as they
become uncollectible during the year. An estimation of the allowance for
doubtful accounts is based upon management's analysis of individual customer
accounts and the likelihood of collecting each account based upon the age of
the amount outstanding as it relates to specific invoices. Allowance for
doubtful accounts, as at August 31, 2002, 2001 and 2000 were; $124,203,
$38,221 and nil respectively.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements
(Canadian Dollars)
Years ended August 31, 2002, 2001 and 2000

4. **Capital assets:**

	Cost	Accumulated amortization	Net Book value
August 31, 2002:			
Equipment	$ 372,999	$ 206,146	$ 166,853
Computer hardware and software	84,439	49,391	35,048
	$ 457,438	$ 255,537	$ 201,901
August 31, 2001:			
Land	$ 50,107	$ --	$ 50,107
Building	72,987	17,941	55,046
Equipment	321,428	164,433	156,995
Computer hardware and software	61,048	35,546	25,502
	$ 505,570	$ 217,920	$ 287,650
August 31, 2000:			
Land	$ 68,328	$ --	$ 68,328
Building	100,318	13,606	86,712
Equipment	306,057	135,420	170,637
Computer hardware and software	48,284	24,617	23,667
	$ 522,987	$ 173,643	$ 349,344

During fiscal 2002, the Company sold excess lab equipment for gross proceeds of $3,271, also during this period the Company sold its land and building in the United States for gross proceeds of $75,000 U.S.

During the year ended August 31, 2001, the Company wrote down its land and building located in the United States by $45,552 to reflect the fair market value of the property which was subsequently sold.

In fiscal 2000 the Company sold land and building located in Edmonton as well as a truck and trailer. This transaction reduced the Company's long-term debt to nil. Commensurate with the sale of the land and building, the Company entered into an agreement with the purchaser to lease-back the facilities on a long-term basis. Additionally, the Company wrote down capital assets during the year ended August 31, 2000 by $103,116.

RESIN SYSTEMS INC.
Notes to Consolidated Financial Statements
(Canadian Dollars)
Years ended August 31, 2002, 2001 and 2000

5. **Intangible assets:**

	Cost	Accumulated amortization	Net Book value
August 31, 2002			
Leasehold improvements	$ 39,441	$ 3,944	$ 35,497
August 31, 2001			
Leasehold improvements	$ 16,552	$ 3,311	$ 13,241
August 31, 2000			
Technology rights to Uni-Seal sealant	$ 529,635	$ --	$ 529,635
Version resin deferred development costs	171,131	--	171,131
Leasehold improvements	2,094	58	2,036
	$ 702,860	$ 58	$ 702,802

During the year ended August 31, 2002, the Company moved the location of its head office. As a result, unamortized leasehold improvements related to the previous location of $12,414 were written off.

In August 2001, management wrote off a majority of the Company's intangible assets as the recovery of these costs could not be reasonably regarded as assured.

In fiscal 2000 the Company shifted its focus toward its "Version" resin system and away from industrial coatings. As a result, in fiscal 2000 the carrying value of the "Uni-Seal" technology rights were written down by a net amount of $1,000,000 to reflect the estimated portion that related to the industrial coatings products.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements
(Canadian Dollars)
Years ended August 31, 2002, 2001 and 2000

6. Related party transactions:

During the year ended August 31, 2002, the Company contracted with one of
its directors and senior officers to provide services amounting to $7,490
for leasehold improvements which were capitalized.

In 1999, the Company provided one of its directors with an interest free
loan relating to relocation expenses. During the year ended August 31,
2001, this loan was reduced by the relocation expenses incurred and was
fully repaid.

7. Notes payable:

(a) Issued fiscal 2001:

During the year ended August 31, 2001, the Company completed the
private placement of promissory notes in the aggregate principal
amount of $900,000 bearing interest at 12% per annum. The holders of
the promissory notes had a first right, but not an obligation to,
participate in the prospectus offering that closed on June 29, 2001,
to the extent of all, but not less than all, of the outstanding
balance of the principal sum thereof and any accrued and unpaid
interest thereon, plus a cash bonus equal to the difference between
$12,000 (for each principal amount of $100,000) and such accrued and
unpaid interest at the time of the election to participate in the
offering. Of the aggregate amount mentioned above, holders of
$600,000 (principal sum) elected to participate in the prospectus
offering.

A holder of a promissory note with an original principal amount of
$100,000 entered into agreement with the Company to be included in the
new secured convertible promissory notes issued in fiscal 2002 (see
note 7(b)).

The remaining promissory notes with an original principal amount of
$200,000 and the accrued interest thereon were repaid in the year
ended August 31, 2002.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements
(Canadian Dollars)
Years ended August 31, 2002, 2001 and 2000

---

7. Notes payable, (continued):

(b) Issued fiscal 2002:

During the year ended August 31, 2002, the Company issued $739,000 in new secured convertible promissory notes. These notes bore interest at a rate of 12% per annum with interest commencing February 1, 2002, and due December 20, 2002. Additionally, these notes were, at the option of the holder, convertible to an equity unit on the basis of one "unit" for each $0.32 of principal and interest. Each unit was comprised of one Common Share and one warrant to purchase a Common Share at a price of $0.75 per share on or before December 20, 2002. The conversion right was deemed to be exercised on the date the Company entered into the proposal with the National Research Council of Canada to receive funding.

On April 18, 2002 the Company entered into an agreement with the National Research Council which triggered the deemed conversion of the notes and $860,241 of principal and accrued interest was converted to Common Shares and warrants.

8. Share capital:

(a) Authorized and issued shares:

The Company's authorized share capital consists of an unlimited number of Common Shares and preferred shares issuable in series.

The Company's issued share capital consists of the following Common Shares:

	Number of shares	Amount
Balance August 31, 1999	22,272,219	$ 7,044,789
Shares issued for cash net of transaction costs and share subscription promissory notes of $150,000	1,654,000	387,633
Balance August 31, 2000	23,926,219	7,432,422

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements
(Canadian Dollars)
Years ended August 31, 2002, 2001 and 2000

8. **Share capital, (continued):**

   (a) Authorized and issued shares, (continued):

	Number of shares	Amount
Balance August 31, 2000 (forward)	23,926,219	7,432,422
Shares issued for cash net of transaction costs	2,244,766	998,538
Conversion of notes payable net of transaction costs (note 7)	1,033,847	623,218
Stock options exercised	70,000	28,000
Balance August 31, 2001	27,274,832	9,082,178
Conversion of notes payable net of transaction costs (note 7)	2,688,253	860,241
Shares issued for cash net of transaction costs and share subscription promissory notes of $175,540	3,750,000	1,257,713
Total issued and outstanding	33,713,085	11,200,132
Shares to be issued pursuant to ARC Agreement (note 15 & 16)	312,500	184,375
Balance August 31, 2002	34,025,585	$ 11,384,507

In conjunction with a private placement completed during the year ended August 31, 2002, the Company issued to a director 483,850 Common Shares and 483,850 Common Share purchase warrants (see note 8 (c)), in exchange for a promissory note in the amount of $193,540. The promissory note is non interest bearing and is being repaid through the provision of consulting services at approximately $12,000 per month. If the consulting agreement is terminated, any amount outstanding is due within sixty days. As collateral for the note, the Company is holding the 483,850 Common Shares and warrants. As at August 31, 2002 the balance outstanding is $175,540,

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements
(Canadian Dollars)
Years ended August 31, 2002, 2001 and 2000

8. Share capital, (continued):

(b) Options:
     Stock option plan:

The Company has adopted a stock option plan to advance the interests
of the Company by encouraging its directors, management, employees and
consultants to acquire shares in the Company. Under terms of the
plan, the Board of Directors has full authority to administer the plan
in accordance with the terms of the plan. The plan provides that the
aggregate number of shares to be delivered upon the exercise of all
options granted under the plan shall not exceed 10% of the issued
shares of the Company at the time of granting options. The number of
options and exercise price thereof is set by the Board of Directors at
the time of grant, provided that the exercise price may not be less
than the market price of the shares, less any discounts permitted by
the rules of the stock exchange or stock exchanges.

The maximum number of options that may be granted to any one
individual shall not exceed 5% of the Company's issued and outstanding
Common Shares. The options granted under the plan may be exercisable
for a period not exceeding five years and may vest at such times as
the Board of Directors may determine at the time of grant.

Outstanding Options:

A summary of the status and changes in the Company's outstanding stock
options is presented below:

	Number of share options	Weighted average exercise price
Outstanding, September 1, 1999	1,535,000	$ 0.23
Granted	1,125,000	0.45
Exercised	(894,000)	0.20
Forfeited	(451,000)	0.20
Outstanding, August 31, 2000	1,315,000	0.45
Granted	825,000	0.78
Exercised	(70,000)	0.40
Forfeited	(190,000)	0.47
Outstanding, August 31, 2001	1,880,000	0.60
Granted	2,955,000	0.37
Exercised	(200,000)	0.35
Forfeited	(1,450,000)	0.69
Outstanding, August 31, 2002	3,185,000	$ 0.36

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements
(Canadian Dollars)
Years ended August 31, 2002, 2001 and 2000

---

8. Share capital, (continued):

   (b) Options, (continued):

      Outstanding Options, (continued):

      The following table summarizes information about the stock options
      outstanding as at August 31, 2002:

Exercise price	Number outstanding	Weighted average years remaining	Exercisable at August 31, 2002
$0.34	70,000	3.00	35,000
$0.34	845,000	4.25	596,666
$0.40	200,000	0.42	200,000
$0.40	250,000	2.67	250,000
$0.40	1,360,000	4.75	1,160,000
$0.40	350,000	4.92	250,000
$0.50	70,000	4.50	--
$0.65	40,000	3.92	40,000
	3,185,000	4.15	2,531,666

      During the year ended August 31, 2000, certain directors and officers
      exercised 750,000 options with an exercise price of $0.20 per share.
      Payment for these shares was made in the form of promissory notes
      totaling $150,000, as collateral for notes the Company is holding the
      750,000 shares. These promissory notes are interest free and have no
      fixed terms of repayment. In the fiscal year ended August 31, 2002, a
      director and officer of the Company paid $2,000 for part of the note,
      as a result 10,000 shares were released.

      Additionally in the year ended August 31, 2002, a consultant exercised
      200,000 options with an exercise price of $0.35 per share. Payment
      for these shares was pursuant to an interest free promissory note,
      with terms of payment in full on or before December 31, 2002.
      Subsequent to this issuance, the consultant requested to cancel these
      shares and corresponding promissory note to which the Company agreed
      and executed the cancellations.

8. Share capital, (continued):

(b) Options, (continued):

Options held by consultants:

Included in the outstanding stock option amounts above, are options that were granted to consultants, the details of which are outlined below.

	Number of share options	Weighted average exercise price
Outstanding, September 1, 1999	375,000	$ 0.20
Granted	200,000	0.35
Exercised	(60,000)	0.20
Forfeited	(165,000)	0.20
Outstanding, August 31, 2000	350,000	0.29
Granted	200,000	0.93
Exercised	--	--
Forfeited	(150,000)	0.20
Outstanding, August 31, 2001	400,000	0.64
Granted	615,000	0.39
Exercised	(200,000)	0.35
Forfeited	(200,000)	0.93
Outstanding, August 31, 2002	615,000	0.39

(c) Warrants:

Pursuant to a private placement completed during the year ended August 31, 2001, the Company granted 1,000,000 share purchase warrants to the subscribers thereof. Each warrant was exercisable into one Common Share of the Company at any time prior to December 22, 2001 at an exercise price of $0.60. In fiscal 2002 the Company obtained permission from the regulatory authorities to extend the expiry date to April 22, 2002. All warrants pursuant to this issue expired in fiscal 2002.

RESIN SYSTEMS INC.
Notes to Consolidated Financial Statements
(Canadian Dollars)
Years ended August 31, 2002, 2001 and 2000

8.   **Share capital, (continued):**

   (c)   Warrants, (continued):

      As part of a prospectus offering completed in fiscal 2001, the Company
      granted an additional 1,948,624 warrants with an exercise price of
      $1.00 per share. Each warrant entitled the holder to acquire one
      Common Share at any time prior to July 2, 2002. All warrants relating
      to this issue expired in fiscal 2002.

      In conjunction with the note payable conversion referred to in note 7
      above, the Company issued 2,688,253 warrants with an exercise price of
      $0.75 and an expiry date of December 20, 2002.

      Additionally in fiscal 2002, as part of a private placement completed
      July 15, 2002, the Company issued 3,750,000 warrants with an exercise
      price of $0.60 and an expiry date of June 30, 2003.

   (d)   Escrow shares:

      As at August 31, 2002, 9,699,560 of the Company's issued shares are
      held in escrow and may not be released without the prior consent of
      regulatory authorities. The release of these shares is governed by
      certain conditions, including one share to be released for each $0.50
      of cash flow generated from operations by the Company and a maximum of
      one-third of the original amount released in any calendar year.

      Subsequent to August 31, 2002, the escrow agreement was converted to a
      time released escrow pursuant to a resolution passed at the Annual and
      Special Meeting of the Company held on October 15, 2002 (see note 16).

   (e)   Loss per share:

      Basic loss per share is calculated using a monthly weighted average of
      shares outstanding. This calculation removes any shares held in
      escrow which as at balance sheet date are contingently returnable.
      The weighted average Common Shares outstanding for August 31, 2002 was
      19,369,745 and for August 31, 2001 and 2000 were 15,789,640 and
      12,806,962 respectively. The effect of the exercise of options and
      warrants outstanding would be anti-dilutive and therefore the
      numerator and denominator for the calculation of diluted loss per
      share are the same as basic loss per share.

RESIN SYSTEMS INC.
Notes to Consolidated Financial Statements
(Canadian Dollars)
Years ended August 31, 2002, 2001 and 2000

9. **Commitments:**

   (a) Royalties:

      As part of the purchase of the technical rights of the Uni-Seal
      sealant the Company agreed to pay vendor royalties on the amount of
      industrial coatings products sold at a rate ranging from $0.10 to
      $1.00 per gallon.

   (b) Operating lease:

      The Company has entered into an agreement to lease plant and office
      space for a period of five years commencing February 1, 2002, with one
      renewable option for another five years. The minimum rent payable for
      each of the next five years is as follows:

Year ended	Lease Payments
August 31, 2003	$ 77,314
August 31, 2004	80,910
August 31, 2005	82,169
August 31, 2006	84,956
August 31, 2007 (5 months)	35,960

10. **Financial assets and financial liabilities:**

   The fair values of the Company's cash and short-term investments, accounts
   receivable, accounts payable and accrued liabilities and notes payable and
   accrued interest approximate their carrying values due to their short-term
   nature.

   As at August 31, 2002, one customer accounted for 48% of total accounts
   receivable, net of allowance, (2001 - 80%, 2000 - 17%). The remaining
   accounts receivable relate to customers in North America. The Company does
   not obtain collateral or other security to support financial instruments
   subject to credit risk.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements
(Canadian Dollars)
Years ended August 31, 2002, 2001 and 2000

10. Financial assets and financial liabilities, (continued):

The Company earns revenue and records accounts receivable in foreign
currency translated to Canadian dollars at the time of the transactions.
The Company does not use derivative instruments to mitigate the effects of
foreign exchange changes between the recording date of the accounts
receivable and the receipt of cash. These accounts receivable are short-
term in nature. The effects of the foreign exchange changes are not
significant and foreign exchange gains and losses are included in revenue.

11. Revenue:

Revenue for the year ended August 31, 2002 includes interest income of
$3,730 (August 31, 2001 - $14,071, August 31, 2000 - $196).

12. Income taxes:

(a) Expected tax rate:

The expected effective tax rate for a public company in Alberta is
approximately 39% (2001 - 40% and 2000 – 44%). The Company's recorded
income tax expense (recovery) differs from the amounts computed by
applying the Company's estimated income tax rate to the loss before
income taxes as a result of the following:

	August 31, 2002	August 31, 2001	August 31, 2000
Loss before income taxes	$ (1,699,968)	$ (2,605,949)	$ (2,671,660)
Computed "expected" tax recovery	(663,000)	(1,042,000)	(1,176,000)
Change in valuation allowance	328,000	950,000	892,000
Change in enacted tax rates and use of tax rates of future years	386,000	188,000	--
Other, including permanent and U.S. tax rate differences	(51,000)	(96,000)	284,000
	--	--	--

RESIN SYSTEMS INC.
Notes to Consolidated Financial Statements
(Canadian Dollars)
Years ended August 31, 2002, 2001 and 2000

12. Income taxes, (continued):

(b) Net future tax assets:

The tax effects of temporary differences that give rise to significant portions of the future tax assets:

	August 31, 2002	August 31, 2001	August 31, 2000
Future tax assets:			
Non-capital losses carried forward-Cdn.	$ 2,334,000	$ 1,998,000	$ 1,375,000
Non-capital losses carried forward-U.S.	374,000	392,000	226,000
Capital assets, differences between net book value and undepreciated capital cost	102,000	81,000	117,000
Intangible assets, differences between net book value and cumulative eligible capital	551,000	696,000	511,000
Other	189,000	55,000	43,000
	3,550,000	3,222,000	2,272,000
Less valuation allowance	(3,550,000)	(3,222,000)	(2,272,000)
	$ --	$ --	$ --

The Canadian non-capital losses carried forward expire primarily from 2004 through 2009, while the U.S. non capital losses carried forward expire primarily from 2016 through 2022.

13. Segmented information:

The Company's activities comprise one business segment.

For the years ended August 31, 2002, 2001 and 2000, the Company's revenue includes sales to companies in the United States of $240,554, $139,320 and $140,442 respectively. Also, as at August 31, 2002, 2001 and 2000, the Company had capital assets with a net book value of $47,105, $167,052 and $229,379 respectively located in the United States.

RESIN SYSTEMS INC.
Notes to Consolidated Financial Statements
(Canadian Dollars)
Years ended August 31, 2002, 2001 and 2000

14. Statement of cash flows:

Supplementary information related to cash flows from operations:

	August 31, 2002	August 31, 2001	August 31, 2000
Interest paid	$ 7,743	$ --	$ (15,257)
Interest received	3,730	14,071	196

15. Government assistance, contingent liabilities and equity issue:

(a) Government assistance:

During the year ended August 31, 2001, the Company received $41,000 in government assistance which was netted against development expenses.

(b) Government assistance and contingent liability:

During the year ended August 31, 2002, the Company entered into an agreement with the National Research Council of Canada ("NRC"), to further develop the Company's Ve*rsi*on resin technology for the pultrusion and filament winding composite markets. This agreement falls under the NRC's Industrial Research Assistance Program ("IRAP") and allows for the Company to receive up to $400,000 over a two year period. These proceeds are for certain costs incurred by the Company in developing Ve*rsi*on F and Ve*rsi*on S resin systems, two products designed for flame retardancy and processing speed applications. These proceeds are repayable at a rate of 1.9% of gross quarterly revenues, earned during the period June 1, 2005 to March 1, 2010. If the Company has not repaid an amount equal to NRC's contribution by March 2010, the Company is liable to make payments of 1.9% of gross revenues until either the full amount is repaid or June 1, 2015.

As at August 31, 2002, the Company has presented to the NRC two claims totaling $37,620 which have been recorded in the Company's records as a receivable with an offsetting long-term liability. The $37,620 was received subsequent to August 31, 2002 in full.

RESIN SYSTEMS INC.
Notes to Consolidated Financial Statements
(Canadian Dollars)
Years ended August 31, 2002, 2001 and 2000

15. Government assistance, contingent liabilities and equity issue, (continued):

    (c) Government assistance and equity issue:

        In the third quarter of fiscal 2002, the Company entered into a collaborative research and development agreement with the Alberta Research Council ("ARC"), to optimize the commercialization of the Company's Ve*rsi*on G resin system. The ARC will provide up to $500,000 worth of research and development services to the Company in four installments of $125,000. In exchange for these services, the Company will issue to the ARC the equivalent monetary value in Common Shares of the Company. The agreement sets out the valuation of these shares at points in time.

        The first instalment of $125,000 was received by the Company on August 30, 2002, and under the terms of the agreement the deemed price per share for this installment was set at $0.40 which entitled ARC to receive 312,500 shares. As at balance sheet date, these shares had not been issued, however in accordance with Canadian generally accepted accounting principals ("Cdn. GAAP") the Company has recorded the pending issue at its August 30, 2002 market price of $0.59 which in resulted in an additional expense of $ 59,375.

16. Subsequent events:

    (a) Change in Stock Option Plan:

        Subsequent to the balance sheet date, the Company held its Annual and Special Meeting on October 15, 2002 in Edmonton. At the meeting the disinterested shareholders approved the adoption of a new stock option plan for the Company. Disinterested shareholders are those shareholders who are neither directors nor senior officers of the Company nor associates of the directors or senior offices of the Company. This plan limits the issuance of stock options to a maximum of 6,740,000 Common Share options, which at the time, represented approximately 20% of the Company's issued and outstanding Common Shares.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements
(Canadian Dollars)
Years ended August 31, 2002, 2001 and 2000

---

16. Subsequent events, (continued):

(b) Change in Escrow Agreement:

At the Annual and Special Meeting of the Company held on October 15, 2002 in Edmonton, disinterested shareholders voted in favor of amending the terms of the Performance Escrow Agreement as allowed by the Canadian Securities Administrators and the TSX Venture Exchange polices. Under the amended agreement, the 9,699,560 Common Shares held under the Performance Escrow Agreement are subject to release on a time basis. The first release from this agreement allows for 484,978 Common Shares, on a pro rata basis to be released on April 15, 2003, subject to the approval of the TSX Venture Exchange. The balance of the shares will be releasable over a period of six years with releases allowed every six months. The maximum number of Common Shares that can be released at any time is 10% of the then current issued and outstanding Common Shares.

(c) Letter of agreement with Canzeal Enterprises Ltd.:

On December 2, 2002 the Company announced it had entered into a letter of agreement with Canzeal Enterprises Ltd. ("Canzeal"),to acquire the worldwide right, title and interest in and to all intellectual property assets of Canzeal relating to the design, manufacture and distribution of composite poles. In exchange for this intellectual property and associated rights the Company will issue Canzeal 3,000,000 equity units of the Company consisting of one Common Share and one-half warrant, each whole warrant entitling the holder to acquire one Common Share at an exercise price of $0.75 per share at any time on or before the first anniversary of the closing date of the acquisition. The deemed price per the agreement, for these units has been set at $1.5 million. This agreement is subject to regulatory approval and certain conditions precedent, including the Company raising a minimum of $1,000,000 and a maximum of $3,000,000 through an equity or debt offering. Pursuant to the agreement the purchase is expected to close on or before March 15, 2003.

Pursuant to this agreement, the Company for a period of four years from the closing date, will pay Canzeal a royalty equal to 3.5% of the gross sales of composite poles manufactured by the Company using the intellectual property and rights mentioned above. Additionally, the Company will pay Canzeal one half of any royalties generated by the Company's licensing of the property to a third party up to a maximum of 3.5% of gross sales.

16. Subsequent events, (continued):

    (c)   Letter of agreement with Canzeal Enterprises Ltd., (continued)

        The Company will also grant Canzeal a right of first refusal to build manufacturing equipment based on the intellectual property to produce the composite poles. Additionally, the Company will pay Canzeal 50% of any profits generated from the sale of such equipment provided by Canzeal, provided that Canzeal does not charge the Company more than 5% more than any bona fide quote the Company receives from a third party to the equipment.

    (d)   Private Placement of 6,000,000 equity units:

        On December 2, 2002 the Company issued a press release announcing its intention to issue a maximum of 6,000,000 equity units consisting of one Common Share and one Common Share warrant at a price of $0.50 per unit. The Common Share warrant will entitle the holder to acquire one Common Share at an exercise price of $0.75 per share subject to adjustment in certain events, at any time on or before 4:30 p.m. (Edmonton time) on the first anniversary of the closing date of the private placement.

        Management disclosed that the proceeds from this private placement will be used to establish a fully operational Canadian based manufacturing facility, infrastructure and marketing/sales team to commercialize the manufacture and sale of compost poles by June 30, 2003.

17. Reconciliation with United States generally accepted accounting principals:

   The Company follows Canadian generally accepted accounting principles ("GAAP"), which conform in all material respects with those in the United States ("U.S."), except as described below. The paragraphs below describe the exceptions and the impact thereof, while the tables that follow summarize the financial impact on the Company's net loss, deficit and affected balance sheet items.

RESIN SYSTEMS INC.
Notes to Consolidated Financial Statements
(Canadian Dollars)
Years ended August 31, 2002, 2001 and 2000

---

17. Reconciliation with United States generally accepted accounting principals, (continued):

   (a) Intangible assets:

      The Company under Canadian GAAP has recorded intangible assets related to development costs and the purchase of technology rights. Under Canadian GAAP, certain development costs are deferred and amortized on a systematic and rationale bases. Under U.S. GAAP, such amounts are expensed as incurred.

      These differences under U.S. GAAP result in a reduction in expenses of $1,062,648, $689,561 and nil for the years ended August 31, 2000, 2001 and 2002 respectively.

   (b) Write-down of capital assets:

      Under Canadian GAAP, the write down of capital assets to net recoverable value may be done by estimating its future cash flow together with its residual value. Under U.S. GAAP, the write down would require discounting of future cash flows. During the years ended August 31, 2002, 2001 and 2000, the Company has recorded a nil, $45,552 and $103,116 write-down of capital assets, which would not be materially different under U.S. GAAP as the write down was based on what the value of the assets would be if the item would be sold currently between willing parties.

   (c) Revenue and cost of sales:

      Under U.S. GAAP, interest income for the year ended August 31, 2002 of $3,730 (2001-$14,071 and 2000-$196) would be excluded from revenue and included under expenses (and other income).

      Under U.S. GAAP, the Company's $244,567 write-down of inventories in the year ended August 31, 2000 would be included in cost of sales.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements
(Canadian Dollars)
Years ended August 31, 2002, 2001 and 2000

17. Reconciliation with United States generally accepted accounting principals, (continued):

(d) Stock based compensation:

Under Canadian GAAP, there is no requirement to record compensation expense on the issue of stock options or stock to employees, directors or consultants. Under U.S. GAAP for stock and stock options issued to employees the Company has adopted the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the price the employee or director is required to pay. Under U.S. GAAP, stock options issued to consultants and other third parties are accounted for at their fair values in accordance with SFAS No. 123.

The Company pursuant to an employment contract committed to issue 80,000 common shares to an employee over the period July 1999 to August 2000. The impact under U.S. GAAP using the intrinsic value-based method was additional compensation expense of $78,000 and $26,000 for the years ended August 31, 2000 and 1999, respectively.

The Company issued stock options to employees and directors during the years ended August 31, 2000 and 1999 where the market price at the date of grant exceeded the exercise price. The impact under U.S. GAAP using the intrinsic value-based method is additional compensation expense for the years ended August 31, 2002, 2001 and 2000 of nil, $15,412 and $25,288 respectively.

In fiscal 2002, the Company re-priced 70,000 stock options granted to employees, as a result these options became variable options under U.S. GAAP. Therefore, under U.S. GAAP for the year ended August 31, 2002 the Company has recorded additional compensation expense of $5,833.

The Company issued stock options to consultants. The impact under U.S. GAAP using the fair value method is additional compensation expense for the years ended August 31, 2002, 2001 and 2000 of $70,147, $12,478 and $37,435 respectively. As at August 31, 2002, there is $127,706 in deferred compensation expense to be recognized in future periods in respect of these options.

RESIN SYSTEMS INC.
Notes to Consolidated Financial Statements
(Canadian Dollars)
Years ended August 31, 2002, 2001 and 2000

17. Reconciliation with United States generally accepted accounting principals, (continued):

   (e) Comprehensive income (loss):

      U.S. GAAP requires the disclosure of comprehensive income (loss), which is intended to reflect all changes in equity except those resulting from contributions by and distribution to owners. Comprehensive income (loss) incorporates net income (loss). The Company has no items that impact comprehensive income (loss) other

   (f) Shares to be issued:

      As at August 31, 2002, the Company has 312,500 shares with a value of $184,375 to be issued pursuant to an agreement with the Alberta Research Council ("ARC", see Note 15 (c)). Under Canadian GAAP these shares are recorded as share capital, while under US GAAP they would be recorded as a liability until such time that the shares are actually issued.

   (g) Statement of cash flows:

      The statements of cash flows prepared in accordance with Canadian GAAP would not differ materially form those principles used in the United States.

RESIN SYSTEMS INC.
Notes to Consolidated Financial Statements
(Canadian Dollars)
Years ended August 31, 2002, 2001 and 2000

17. Reconciliation with United States generally accepted accounting principals, (continued):

Impact on net loss:

The application of U.S. GAAP differences described above would have the following effect on the Company's net loss reported under Canadian GAAP:

	August 31, 2002	August 31, 2001	August 31, 2000
Net loss in accordance with Canadian GAAP	$ (1,717,968)	$ (2,605,949)	$ (2,671,660)
Adjustments for:			
Intangible assets, net of related amortization	13,241	689,561	1,062,648
Stock granted to an employee	--	--	(78,000)
Variable options	(5,833)	--	--
Stock options granted to employees and directors	--	(15,412)	(25,288)
Stock options granted to consultants	(70,147)	(12,478)	(37,435)
	(62,739)	661,671	921,925
Total comprehensive loss	$ (1,780,707)	$(1,944,278)	$(1,749,735)
Basic loss per common share in accordance with U.S. GAAP	$ (0.09)	$ (0.12)	$ (0.14)

RESIN SYSTEMS INC.
Notes to Consolidated Financial Statements
(Canadian Dollars)
Years ended August 31, 2002, 2001 and 2000

17. Reconciliation with United States generally accepted accounting principals, (continued):

Impact on deficit:

The application of U.S. GAAP differences described above would have the following effect on the Company's deficit reported under Canadian GAAP:

	August 31, 2002	August 31, 2001	August 31, 2000
Deficit, Canadian GAAP	$(10,284,359)	$ (8,566,391)	$ (5,960,442)
Adjustments for:			
Current year adjustments to net loss	(56,906)	661,671	921,925
Cumulative effect of prior year adjustments to net loss	(5,800,584)	(6,456,422)	(7,378,347)
Deficit, U.S. GAAP	$(16,141,849)	$(14,361,142)	$(12,416,864)

Impact on balance sheet items:

The following is a comparison of the balance sheet items determined in accordance with Canadian GAAP to balance sheet items determined in accordance with U.S. GAAP:

	August 31, 2002		August 31, 2001		August 31, 2000	
	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
Intangible asset:	$ 35,497	$ 35,497	$ 13,241	$ --	$ 702,802	$ --
Deferred compensation	--	127,706	--	26,771	--	27,890
Current liabilities	184,153	368,528	506,358	506,358	485,198	485,198
Share capital	11,384,507	17,185,828	9,082,178	14,890,459	7,432,422	13,213,932
Deficit	(10,284,359)	(16,141,849)	(8,566,391)	(14,361,142)	(5,960,442)	(12,416,864)

In addition, the opening share capital at September 1, 1999 would have been $12,657,319 under U.S. GAAP as compared to $7,044,422 under Canadian GAAP. The Company's opening deficit at September 1, 1999 would have been $10,667,129 under U.S. GAAP as compared to $3,288,782 under Canadian GAAP.

Exhibit 99.1

RESIN SYSTEMS INC.

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Resin Systems Inc. (the "Company") on Form 20-F for the period ended August 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Greg Pendura, President and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

By: /s/ Greg Pendura
Greg Pendura
President and CEO
(Principal Executive Officer)

February 27, 2003

Exhibit 99.1

RESIN SYSTEMS INC.

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Resin Systems Inc. (the "Company") on Form 20-F for the period ended August 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Keith Gerrard, Controller (Principal Financial and Accounting Officer) of the Company, hereby certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

By: /s/ Keith Gerrard
      Keith Gerrard
      Controller
      (Principal Financial
         and Accounting Officer)

February 27, 2003